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05010509

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Japan Airlines Corp.

*CURRENT ADDRESS

PROCESSED

AUG 18 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 122 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 8/17/05

Japan Airlines Corporation and Consolidated Subsidiaries

ARLS
3-31-05

Consolidated Financial Information

For the year ended March 31, 2005

Safe Operations

As result of a series of incidents relating to operational safety, the JAL Group was the subject of a business improvement order and administrative warnings relating to assurances on air transportation safety, issued by the Minister of Land, Infrastructure and Transport in March this year.
Operational safety lies at the very heart of the JAL Group's existence, therefore we take this action by the MLIT very seriously and have reflected deeply on these recent events. We wish to offer our sincerest apologies to everyone affected by these incidents and for any anxiety that may have been caused.

Under the strong leadership and guidance of the management, the JAL Group is now committing all its efforts to reinforcing the existing safety structure of the company. We will do everything within our power to banish customers' fears and restore people's confidence in the JAL Group.

....

1. MANAGEMENT POLICIES

1. Fundamental Policies

The JAL Group strives to contribute to the peace and prosperity of Japan and the world through its activities as a comprehensive air transportation group that bridges the gap between cultures and minds. The Group also aims to rank among the world's leading air transportation groups, and strives towards maximizing its corporate value for the benefit of all stakeholders.

(Corporate philosophy)

The JAL Group's corporate philosophy is to serve as an air transportation group with comprehensive strengths, binding together peoples, cultures and hearts, and contributing to the peace and prosperity of not only Japan, but also of the world.

The five essential elements of this are
(1) The relentless pursuit of safety and quality
(2) Thinking and acting from the standpoint of customers
(3) Taking actions to maximize corporate value
(4) Fulfilling obligations to society

(5) Placing value on diligence and the willingness to take on new challenges

2. Targeted Principal Management Indicators
With the objective of maximizing corporate value, the JAL Group seeks to increase asset efficiency, enhance profitability, and ensure the soundness of its financial condition.
We have set return on equity (ROE) and the interest-bearing repayment period (the ratio of interest-bearing debt to operating cash flow) as our key management indicators. Our goal is to raise the former to more than 10%, and to bring the latter down below 10 years.

3. Medium- and Long-Term Management Strategies
The business environment in the airline industry is likely to remain very difficult, owing to factors such as record-high fuel prices. These adverse circumstance have been addressed in the JAL Group's FY2005-2007 Medium-Term Business Plan, drawn up in March this year. By reforming its operating structure, the Group will build a structure that will enable it to generate profits in any operating environment, even in the face of sharp rises in fuel prices and sluggish demand, and it is now working in unison to create a robust quality of management that will enable the Group to be a match for any other airline in the Asia market, where growth potential is particularly strong.

The principal elements of the plan are as follows.

(1) Basic undertakings

a) Safety
Operational safety lies at the very heart of the JAL Group's existence. To enable customers to use its aircraft with complete confidence, the Group will take measures to ensure every individual employee in the Group is at all times 100% safety-conscious. JAL Group will also work continuously to enhance the safety-management structure throughout the Group, and will ensure that a high level of safety is standard.

b) Corporate Social Responsibility
The JAL Group will endeavor to use the resources at its disposable in all spheres of its activities – economic, environmental, social - for the healthy development of relations with all stakeholders: customers, shareholders, society and so on.

(2) Group management strategy

a) Structural reform of international passenger operations
We will reallocate resources and build a network in a way that places greater emphasis on profitability by, for example, concentrating resources on profitable

and high-growth routes, and by reorganizing or eliminating unprofitable routes. We will also endeavor to enhance cost-competitiveness in such ways as expanding the scale of operations of our highly cost-competitive subsidiary JALways, and by reducing the types of aircraft and kinds of configurations of our fleet.

b) Reform of the cost structure

By implementing a wide range of measures, our aim is to improve the Group's financial situation by reforming the cost structure, achieving savings of ¥75 billion in fiscal 2007 and of at least ¥100 billion in future years. Measures include reducing personnel expenses through a review of staffing; reducing the number of board members and eliminating directors' retirement bonuses; reviewing our contracts with companies outside the Group; and lowering sales costs by fostering the use of e-business.

c) Active development of growth markets

We will continue to enhance the strength of our products and services. For example, in international passenger operations we will vigorously develop our activities in the China and other Asia markets, where strong growth is projected, and in domestic passenger operations we will enhance customer convenience by increasing the use of our IC check-in service. In cargo operations we will develop operations actively in growth markets such as China and other Asia countries, and enter the late-night cargo market in Japan.

(3) Function-specific business planning

a) International passenger operations

In route planning, we will implement an exhaustive program of reorganization or closure of unprofitable routes and the concentration of resources on profitable and high-growth routes, restructuring our network in a way that places emphasis on profitability. In the sphere of services, we will make improvements to passenger cabin facilities, such as by increasing the Shell Flat Seat onto more U.S., European routes and long-distance Asian routes; and by introducing new in-flight services that are a departure from existing service models but which continue to be based on the customer's wants and needs. By consistently applying customer-orientated strategies to all supply, product, and sales planning, we have targeted a return to profitability of our operations by fiscal 2006.

b) Domestic passenger operations

We will ensure cost competitiveness and network competitiveness by expanding the scale of operations of JAL Express; changing J-AIR flight numbers to the JAL prefix; and by fostering cooperation among all Group airline companies. Through enhanced and expanded product differentiation we will strengthen the Group's marketability within Japan. In order to achieve this we will increase our basic service quality by assuring a warm and friendly personal service; enhance customer convenience by stepping up our e-marketing activities; and expand the introduction of key domestic products, such as Class-J and IC check-in services.

c) Cargo operations

We will expand our traditional core areas of cargo operation by actively developing operations in growth markets in Asia, in particular China; and by entering the late-night cargo market in Japan. In addition to this, medium-capacity freighters will be introduced and existing B747 freighters switched to B747-400s, to ensure that sufficient capacity is supplied to meet increases in demand for international air cargo services.

4. Issues to Be Addressed

"Safety in flight operations is the very bedrock on which the JAL Group is founded. To carry out our mission of assuring safety, the management will exert its strong resolve, and our employees will bear an awareness of their individual roles and responsibilities. Together, we will combine our knowledge and capabilities to ensure the safety and reliability of each and every flight." The above statement, codified in JAL Group's "Safety Charter", outlines JAL Group's commitment to safety. Board members and staff at all levels have reminded themselves anew of the crucial importance of the spirit of this charter. Measures have been formulated to restore trust in the JAL Group and ensure that all customers can feel completely confident when they board a JAL Group aircraft.

Contained within the FY2005-2007 Medium-Term Business Plan, one of JAL Group's main aims is to achieve the SIMPLIFICATION of various aspects of its operations. A slimmer group management structure will be created with the ultimate goal of carrying out the effective integration of the group holding company JAL Corporation, JAL International Co., Ltd. and JAL Domestic Co., Ltd. into one company. The use of Information Technology (IT) will also be expanded to simplify business processes both internally and externally.

Based on the key premise of maintaining operational safety, we will increase corporate value by becoming the world's leading airline group in terms of both service quality and business volume. We will achieve this goal by providing a high-quality service that makes JAL the airline of choice, and through structural reform that leads to simplification of the company's business processes.

5. Fundamental Policies and Actions Regarding Corporate Governance

(1) Fundamental approach

The JAL Group aims to engage in sound and transparent activities that are open to society, maximizing corporate value, and returning profit to every stakeholder.

Given this, the Group is taking a variety of measures in line with its conviction that the strengthening of corporate governance, rigorous compliance, and the assurance of transparency in management are important management issues.

(2) Corporate governance system for decision-making, business execution, and oversight

(As of March 31, 2005)

The Company is undertaking the following activities in the sphere of corporate governance.

a) The management responsibilities for the Group as a whole and the responsibilities for individual business operations are divided between Japan Airlines Corporation, as the holding company, and the operating companies, while the holding company supervises the operating companies.
To speed up the decision-making process, the executive officer system has been adopted. At present the number of directors of the holding company is now 12, while the number of executive officers is 5.
To clarify management accountability on an annual basis, the term of office of directors and executive officers has been set at one year.

b) To facilitate the fair and transparent conduct of corporate activities and to enhance the corporate governance structure, the system of corporate auditing is being strengthened by including two external auditors among the total number of six auditors. In addition, there are three external directors.

c) A Compliance and Risk Management Committee has been established, chaired by the President and composed of full-time directors and corporate auditors. In addition, each of the operating companies — JAL International Co., Ltd. and JAL Domestic Co., Ltd. — has a committee charged with overseeing corporate activities and risk management.
These committees ensure that Group management is transparent, and that a comprehensive risk management system is applied to corporate activities. The goal is to maintain the stability of the Group's management and ensure that Group companies fulfill their social obligations. A Directors' Compensation Advisory Committee, which is composed of the Group CEO and all external directors and external corporate auditors, has been established to advise the Board of Directors on matters involving the compensation of directors.

d) Contractual agreements covering management guidance and outsourcing of certain tasks exist between Japan Airlines Corporation, the holding company, and the operating companies Japan Airlines International Co., Ltd. and Japan Airlines Domestic Co., Ltd. In addition, these two operating companies function under the direct supervision of the holding company, including the requirement for discussing all important matters with the holding company prior to reaching decisions. From the standpoint of Group management, important subsidiaries and affiliates of the operating companies function under the supervision of the appropriate management systems of Japan Airlines International Co., Ltd. and Japan Airlines Domestic Co., Ltd. This system clarifies responsibilities and better facilitates the execution of business activities, thus strengthening the Group's corporate governance. Moreover, in addition to audits conducted by the corporate auditors, business, financial and Group audits are performed internally for the purpose of reinforcing the JAL Group's auditing functions.

e) In addition, the Group endeavors to bolster its ability to manage legal risk with regard to its operations, by maintaining a constant and close liaison with its consulting attorneys, as well as consulting with other attorneys and specialists.

f) In the FY2005-2007 Medium-Term Business Plan announced on March 10, 2005, it was stated that in order to implement the reform of the corporate structure and the cost structure swiftly, the holding company and operating companies are to be integrated. Specifically, in fiscal 2005 the corporate planning and marketing functions will be integrated and further steps to eliminate overlapping jobs and streamline the organization will be taken with a view to achieving substantial integration, the aim being to rapidly integrate the holding company and operating companies perhaps by as early as fiscal 2006. In addition, during fiscal 2005 the number of full-time officers will be cut by 30%. (By April 1, 2005, the number had been reduced by more than 30%.)

(3) Situation regarding internal auditing and auditing by statutory auditors and independent auditors

Internal auditing entails the conduct of process audits, financial audits, group audits and environmental audits of the holding company, both operating companies and all Group companies by the Administration Department. Audits are conducted in accordance with plans for each fiscal year approved by the President, and if urgent matters arise during the course of a term they are addressed flexibly by prioritizing the audits again at those times. The selection of which units are to be audited involves the creation of a structure that ensures periodicity and inclusiveness, based on the audit record.
There are two categories of process audit: the themed audit and the unit-based audit. Themed audits address Group-wide themes that are consistent over the medium to long term and are in line with medium-term plans (e.g. themes that focus on the increase of efficiency and productivity, compliance-related themes), and involve auditing that cuts across the Group organization. Unit-based audits and financial audits involve visiting some 20 locations each year, targeting head office administrative units, overseas and domestic branches and offices, and airport branches and offices, and are timed to match the terms of office of the accounting personnel. Group audits cover approximately 140 Group companies, principally consolidated subsidiaries, involving management audits of some 15 companies every year, combined

with the giving of guidance to enable companies to enhance their internal control capabilities independently.
With the cooperation of the Environmental Affairs, environmental audits inspect matters such as the state of in-Group observance of environmental-related laws and of efforts directed at environmental conservation, and provide education and instruction in this field.
The results of each audit are reported to the President, and reports are also submitted subsequently to statutory auditors.
Audit visits are not purely for the purpose of unilaterally identifying and assessing problems. They also have the aim of providing advice and suggestions to stimulate improvements, and to work with the audited units to find solutions to problems. In addition, follow-up audits are conducted after a certain period to confirm what progress has been made with improvements.
Auditing performed by our six statutory corporate auditors (of whom two are outside auditors in accordance with the stipulations of the Commercial Code) involves their attendance at meetings of the Board of Directors and other key meetings, as well as audits carried out annually with the seven staff of the Statutory Auditing Section, targeting approximately 100 company locations, subsidiaries, and affiliates. The results are reported to the Representative Directors. The statutory auditors also exchange information with internal audit units and the external auditors, and they hold meetings with the standing auditors of affiliates several times every year, with the aim of enhancing auditing throughout the Group.
Financial auditing is assigned to Ernst & Young Shin Nihon, which conducts its audits based on the Commercial Code of Japan and the Securities and Exchange Law. In addition to regular audits, whenever necessary the firm also conducts assessments with respect to accounting-related issues such as those arising from the enactment, revision, or annulment of laws and regulations, and rationalizes our accounting practices accordingly.
The following are the certified public accountants who auditing the Company's accounts, and the assistant accountants.

Name of the Auditors

Names of the Certified Public Accountants	Engaged Period
Mr. Tsunetoshi Harada	3 years
Mr. Shinichiro Suzuki	1 year

Number of assistants engaged in the audit

Certified Public Accountants	5
Assistant Certified Public Accountants	10

(4) Related party interests concerning external directors and external corporate auditors

External director Shinobu Shimizu is the President of Tokyu Corporation, a shareholder of Japan Airlines Corporation. There are no other noteworthy personal, financial or other types of relationship with the holding company involving any other external directors or external corporate auditors.

(5) Measures taken during the past year to improve corporate governance

a) Meetings of the Compliance and Risk Management Committee were convened, and various actions were taken to ensure that our employees are fully familiar with the concepts contained in "Our Pledge to the Public" — the JAL Group's code of conduct —which sets out the ways in which the Group should interact with other companies and the public in general.

b) Japan Airlines Corporation, Japan Airlines International Co., Ltd., Japan Airlines Domestic Co., Ltd. and JAL Sales Co., Ltd. developed a lateral structure for the assumption of responsibilities by officers in times of emergency, and a structure for enhancing preventive measures for various corporate risk and adapting to them.

c) To ensure transparency of management, steps were taken to develop and enhance publicity activities directed at the general public and the media, as well as IR activities, so as to conduct accurate and information disclosure without undue delay.

d) A structure was put in place to bring about integration and reorganization in the same types of business Japan Airlines Corporation, Japan Airlines International Co. Ltd., and Japan Airlines Domestic Co., Ltd. each conduct. This was instigated to accelerate decision-making, enhance business efficiency, and also to conduct unified business management.

6. Addressing Environmental Problems

(1) Basic philosophy

The JAL Group regards environmental preservation as being a key management issue, and has drawn up a basic environmental policy and environmental action guidelines for the entire Group.

Basic Environmental Policy (instituted October 2002)

While fulfilling its mission as a public-service transportation organization, the JAL Group imposes a burden on the environment through, for example, its consumption of fossil fuels and emission of noise.

We consider environmental preservation to be a key management issue, and therefore we aim to achieve harmony between our business and the needs of the global environment by containing as far as possible the environmental impact generated by our business activities.

Environmental Action Guidelines (Instituted October 2002)

a) To comply with environmental laws and regulations, and take voluntary measures to preserve the environment
b) To efficiently use various types of energy and resources
c) To reduce waste and ensure proper disposal and recycling of waste
d) To use environmentally friendly materials and equipment, including aircraft
e) To raise environmental awareness and contribute to the community both domestically and internationally

(2) Organization

Japan Airlines International Co., Ltd. and Japan Airlines Domestic Co., Ltd. tackled environmental problems through environmental committees established in 1990 and 1999, respectively.
Accompanying the business integration in October 2002, Japan Airlines Corporation established the JAL Group Environmental Committee, which formulated Group environmental policies and has guided the conduct and thorough implementation of environmental activities. Since fiscal 2004 its status has been that of the environmental subcommittee of the Corporate Social Responsibility Committee, chaired by the Group CEO, and in that capacity it engages in environmental activities.

(3) Principal activities

Medium and long-term targets are laid down in each of the categories below, and environmental activities are implemented accordingly.

a) Reduction of carbon dioxide emissions by aircraft

The overall quantity of fuel consumed per available ton-kilometer (ATK) in fiscal 2003 by all airline operations in the JAL Group has been reduced by 10.4% from fiscal 1990 (the base-year level). With this, the target for fiscal 2010 has been expanded to a reduction of 20% from the base-year level (previously 10%), reflecting continuing efforts to cut emissions.

b) From green purchasing to CSR procurement

Following the formulation of the JAL Group green purchasing regulations in fiscal 2003, in fiscal 2004 the existing JAL Group procurement guidelines were supplemented with a requirement to conduct procurement with a corporate social responsibility (CSR) orientation. Since then, CSR procurement has been conduced throughout the Group.

c) Environmental accounting

In fiscal 2003, environmental accounting was applied on an aggregate basis encompassing Japan Airlines Corporation and all Group airline companies. Its application is to be broadened to cover all other Group companies.

d) Atmospheric observation

From 1993 to the end of fiscal 2004, scheduled flights between Japan and Australia of JAL International Co., Ltd. carried out a total of 262 samplings of the atmosphere, thereby helping to shed light on the mechanisms that are causing global warming. From fiscal 2006 the Company is planning a new type of automated continuous observation to study the density of carbon dioxide, for which measuring instruments are currently being developed.

e) Establishing an ISO 14001 environmental management system

ISO 14001 Certification, which relates to environmental management systems, has been obtained by the following units: Japan Airlines International Co., Ltd. (JALI) Components Services Business Division; JALI Regional Office, Cargo & Mail, Narita; JALI Maintenance Business Division, Narita; JALI Repair and Overhaul Business Division; JALI Aircraft Maintenance Business Division, Haneda; and Japan Airlines Domestic Co., Ltd. (JALJ) Dock Maintenance Division, Haneda. In addition, the certification has been obtained by the affiliated company AGP Corporation and by the Hotel Nikko Tokyo. Currently, ongoing environmental management initiatives are being pursued throughout the Group.

f) Recycling initiatives

The adoption of a new uniform for aircraft crew and ground staff in April 2004, resulting from integration of Japan Airlines (JAL) and Japan Air System (JAS), left us with 230 tons of old uniforms to dispose of. Previously, security considerations dictated that such uniforms be incinerated, but this time we took advantage of newly developed technology to start having the material recycled into soundproofing and and as a result 180 tons of uniforms were eventually recycled. Additionally, we are finding ways of recycling the polyethylene sheets used to protect cargo from dust, dirt and moisture; and onboard waste such as empty aluminum cans and used newspapers.

g) Environmental auditing

The JAL Group conducts throughout the organization environmental audits to constantly monitor compliance with legal statutes and the Group's own environment-related regulations.In fiscal 2004, special audits were conducted on the methods of disposal of waste matter at 20 locations, primarily in six districts around airports on principal domestic air routes, and follow-up audits were conducted on three Group companies to which waste management is consigned.

2. BUSINESS PERFORMANCE AND FINANCIAL CONDITION

【Business Performance】

1. Overview of the term

(1) Overall results (consolidated)

During the year (FY2004), the world economy showed signs of recovery, with economic expansion in the United States and China, and economic recovery in Europe. In the same period there was a modest recovery in Japan's economy, as even though it experienced a substantial improvement in corporate earnings and an increase in capital investment, consumer spending faltered. For the JAL Group there was an improvement in passenger demand on international routes, which had fallen in the previous term as a result of such factors as SARS. Affected by such factors as a succession of typhoons hitting Japan, domestic passenger demand eased off. Rises in operating expenses resulting from the surge in aviation fuel prices to all-time highs compounded the situation and meant that the environment in which the JAL Group operated remained exceptionally harsh.

To counter this, all Group companies joined together to implement measures to improve the balance of revenue and expenditure. On a consolidated basis the Group posted operating revenues of ¥2,129.8 billion, with operating income of ¥56.1 billion, ordinary income of ¥69.8 billion, and net income of ¥30.0 billion.

(2) Results of operations by segment

Air Transportation Business

On international routes, demand grew by25.5.% from its year-earlier level in terms of revenue passengers carried, and by 16.6.% in terms of revenue passenger-kilometers. Passenger demand is recovering steadily from the adverse effects of the SARS outbreaks and other factors in fiscal 2003, but the recovery in other areas of demand, such as group travel to SouthAsia, has been slower than forecast. Given this, various promotional campaigns to boost demand were conducted, including one to commemorate the anniversary of JAL's business integration and the "Business China" campaign; there was a major increase in special fares to meet the diverse array of customer needs, such as the "SUPER MAE-URI (Advance Purchase) GOKU" fares and "WEB GOKU" fares, available only on the JAL Web site; and new fares such as the "Economy Saver Plus," a new fare discounting system, and "BIRTHDAY GOKU," a fare discounting system for passengers whose birthdays are within the week prior to or the week subsequent to the boarding date. As a result, revenues rose by ¥121.5 billion year-on-year, to ¥671.2 billion.

On domestic routes a number of measures to boost competitiveness were implemented. These included sales-promotion measures such as the unification of flight numbers and the introduction of the new Class-J service, and also the increased use of e-business sales methods. Other steps taken included the inauguration of the epoch-making "JAL IC Check-in Service" — the first of its kind by a domestic airline operator — enabling passengers with an IC card to use JAL's 'Touch & Go' system to board their flights quickly and easily. The "JAL IC Coupon", a new benefit for JAL Mileage Bank members, was also introduced. Nevertheless , due to such factors as the numerous typhoons that hit Japan during the year, there was a shift in demand back to international routes during the first half of the fiscal year. As a result, overall demand faltered, and the number of revenue passengers carried fell by 3.7.% year-on-year and revenue passenger-kilometers by 3.6.%, while yield rose by 4.7*, with the result that revenues rose by ¥5.8 billion from the previous year, to ¥674.7 billion.

International cargo operations were affected positively by the economic expansion in China and the United States and overall recovery in the world economy. This led to a very substantial increase in demand from the previous year, with revenue ton-kilometers rising by 7.1.% from the previous term, resulting in year-on-year revenue growth of ¥18.3 billion, to ¥171.3 billion. A brisk pace in merchandise shipments of numerous goods such as manufactured goods, textiles, and fresh produce, reflected the buoyancy of economic activity. There were particularly large increase in exports and imports of DVD-related equipment, digital cameras, and products and components relating to flat-screen televisions —the three current "must-have" consumer goods categories among the Japanese public.

Meanwhile, in order to counter the steep increases in the price of aviation fuel, the Company drew up and implemented measures to improve the balance between revenue and expenditure. These comprised mainly measures to boost revenues, such as revisions to fares, together with a range of cost-cutting measures and reductions in the numbers of routes and flights.

The net result of these developments was that the aggregate volume of transportation of passengers and cargo on domestic and international routes increased by 8.7.% year-on-year, operating revenues rose by ¥152.5 billion, to ¥1,701.3 billion, and the Group posted operating income of ¥41.6 billion.

(A breakdown of air transportation segment revenues is given on page 44.)

Airline-Related Business

TFK Corporation, which engages in the sale of in-flight meals, and other companies of a similar nature, achieved year-on-year increases in revenues, buoyed by a recovery in the passenger demand that had fallen as a result of SARS and other factors in the previous year. AGP Corporation, which supplies electric power to aircraft on the ground, increased sales to foreign airlines in its power-supply operations at Narita, and was also involved in large-scale maintenance works on facilities at both Narita and Kansai airports, although maintenance income fell because of the closure of the Tokyo Air Cargo City Terminal. Accordingly, AGP Corporation was able to achieve year-on-year revenue growth.

As a result, revenues in the airline-related business segment totaled ¥293.7 billion, with operating income of ¥5.3 billion.

Travel Services Business

JALPAK Co., Ltd., was affected by the fact that tourism demand originating in Japan remained weak relative to initial expectations, particularly on tours to Europe and the U.S. mainland. Nevertheless, there was robust demand for such destinations as Hawaii and Micronesia, and a recovery from the previous year's slide in travel demand arising from factors such as SARS, enabling the company to achieve a year-on-year increase in revenue. Meanwhile JAL Tours Co., Ltd. suffered year-on-year declines in passenger numbers to Hokkaido and the Kanto region (centered on Tokyo), but the numbers bound for Okinawa remained high, enabling this company to generate revenues at around the previous year's level. The revenues of the travel services business segment totaled ¥424.5 billion, and operating loss was ¥0.2 billion.

Other Business

JALUX Inc., a retailing company, achieved substantial revenue growth. This came mainly from duty-free goods at the JAL-DFS duty-free shop at Narita Airport and in-flight sales on international routes, and from its BLUE-SKY outlets at Japanese airports, which grew both in number and efficiency as a result of the merger. Hotel operator JAL Hotels Company Ltd. benefited from a recovery from the previous year's slide in demand from travelers caused by factors such as SARS. The company posted year-on-year revenue growth, primarily from directly managed hotels and the commissioned management of hotels overseas. In the credit-card business, JALCard Inc. posted a robust increase in revenues, fueled in particular by another substantial rise in the number of cardholders, up by 15% from the end of the previous year, to around 1.4 million, as a result of factors such as the launch of the JAL Card Suica and the introduction of the JAL IC Service.

The operating revenues of this business segment totaled ¥268.0 billion, and operating income was ¥10.0 billion.

2. Business and Other Risk

(1) Impact of changes in the international situation

The JAL Group has striven to make the best of its complete business integration to create a structure that generates stable profits. However, the Group's financial position and operating performance may be affected by unforeseen international occurrences, such as new terrorist incidents, conflicts or wars, and outbreaks of contagious diseases.

(2) Impact of changes in exchange rates, fuel prices, etc.

Changes in exchange rates and fuel prices may affect the Group's operating performance. To minimize any such impact, with respect to exchange rates the Group uses foreign exchange contracts, currency swaps, and currency options to hedge the risk of fluctuations, and with respect to fuel, commodity derivatives (swaps, options) are used for the purpose of curbing price-fluctuation risk and of stabilizing costs.

(3) Impact of laws and regulations

Given that the JAL Group's core business is air transportation, the conduct of its business is subject to international agreements such as aviation treaties and laws, and other laws and regulations. In the event of material changes to existing regulations, the Group's operating performance may be affected.

3. Matters Relating to Payment of Dividends

In the year under review the operating environment proved to be a difficult one, with principal features being the leveling-off of demand in domestic passenger operations, and sharp increases in the cost of aviation fuel. However, positive signs also emerged in the form of a steady improvement in passenger demand on international routes. In these circumstances, measures to improve the Group's financial situation were implemented, focusing on such steps as cost-cutting throughout the Group, and the revision of the numbers of routes and flights. As a result, the Group was able to post consolidated operating revenues of ¥2,129.8 billion, operating income of ¥56.1 billion, ordinary income of ¥69.8 billion, and net income of ¥30.0 billion.

The harsh operating environment in the airline industry is expected to continue, characterized by the persistence of aviation-fuel prices at record-high levels and of the unstable international situation. Nevertheless, we aim to create a business structure that will enable us to generate stable profits through the implementation of the medium-term business plan from fiscal 2005 to fiscal 2007. In light of the above, it is intended to pay a dividend of ¥4 per share.

【Financial Position】

1. Earnings Analysis

Operating profit/loss

As described above, while international passenger demand was steadily on the slow road to recovery from the effects of the war in Iraq, the SARS outbreak, and other events of the previous year, and international cargo demand was strong, domestic passenger demand declined due to the effects of the string of typhoons that hit Japan. On the expense side, fuel prices reached historic highs, resulting in large increases in fuel expenses. Against this background, the profitability measures taken by the group resulted in consolidated operating revenues of 2,129.8 billion, an increase of 198.1 billion over the previous year, while operating income amounted to 56.1 billion, compared with a 67.6 billion operating loss for the previous term. Pension and severance expenses decreased by 52.9 billion as a result of the revision of the pension and severance system.

Non-operating profit/loss and net income

Overall, non-operating income increased 21.4 billion over the previous period to reach 64.4 billion, with incentives for the purchase of aircraft up 19.1 billion to 48.3 billion and gains on foreign exchange up 1.6 billion to 2.0 billion. We recorded 6.5 billion in extraordinary gains on sales of investment securities, and facilities and equipment, which was more than offset by 31.7 billion in extraordinary losses such as losses on disposal of fixed assets related to the reorganization, lease cancellations, and special retirement allowances.

Current assets

Proceeds from the issue of bonds with non-detachable warrants in April pushed cash and time deposits up 108.7 billion to 252.5 billion, while the recovery in demand led to an increase of 14.3 billion in notes and accounts receivable, to 222.9 billion. Combined with a valuation gain on fuel derivatives, total current assets increased 164.0 billion to 683.1 billion.

Noncurrent assets

Noncurrent assets declined 114.8 billion to 1,479.4 billion, due to a 124.7 depreciation charge. During the term, the Company purchased 13 new aircraft (12 of which were buy-outs upon lease expiration), and sold 14 aircraft and its headquarters building.

Liabilities

Long term debt, including the current portion (amounts repayable within one year), declined 82.0 billion to 972.8 billion.

Corporate bonds outstanding at term-end, including the current portion (amounts repayable within one year), increased 76.3 billion to 325.0 billion due to the issue of 100.0 billion in bonds with non-detachable warrants.

Stockholders' Equity

The issue of new shares under a share exchange agreement resulted in a 6.8 billion increase in capital surplus, offset by a 7.4 billion reduction stemming from the cancellation of shares in treasury: this resulted in a 0.5 billion decline in capital surplus to 136.1 billion. The accumulated deficit decreased from 65.0 billion to 34.9 billion, due to net income of 30.0 billion for the period.

Consolidated balance sheet

Total assets thus came to 2,162.6 billion, and total liabilities amounted to 1,942.1 billion. Stockholders' equity stood at 194.7 billion, yielding an equity ratio of 9.0%.

Cash flow

Cash flow from operating activities resulted in a net cash inflow of 145.2 billion, 44.6 billion thereof deriving from income before income taxes and minority interests, and 124.7 billion from depreciation and amortization. Cash flow from investing activities resulted in a net cash outflow of 21.4 billion, primarily related to the acquisition of aircraft. Cash flow from financing activities resulted in a net cash outflow of 6.2 billion, as repayment of borrowings and redemption of bonds outweighed the proceeds from bond issues and new long-term borrowings. As a result, cash and cash equivalents at term-end stood at 260.9 billion

2. State of Aircraft

Changes in the total number of aircraft operated by our consolidated subsidiaries duering the year and the toal number of owned and leased aircraft at the end of the year are shown below.

Type of Aircraft	Purchase	Lease	Sale/ Retirement	Termination of Lease	Other/ remodeling	Mar.31st,2005	
						Owned	Leased
B747-400	(2)	-	-	(▲2)	-	40	2
B747-400F	-	2	-	-	-	0	2
B747LR	-	-	-	-	-	18	4
B747SR	-	-	-	-	-	3	0
B747F	-	-	-	-	-	7	3
B777	-	5	-	-	-	10	21
MD-11	-	-	▲3	-	-	0	0
DC-10	-	-	▲4	-	-	6	0
A300-600R	(2)	-		(▲2)	-	14	8
A300	(1)	-	▲3	(▲1) ▲1	-	6	0
B767	(1)	4	-	(▲1)	-	18	19
MD-90	(1)	-	-	(▲1)	-	14	2
MD-81	(3)	-	-	(▲3)	-	12	6
MD-87	-	-	-	-	-	6	2
B737	-	(1)	(▲1)	-	-	9	14
CRJ200	-	-	-	-	-	0	6
YS-11	-	-	▲3	-	-	6	0
DHC-8-400	1	1	-	-	-	2	3
SAAB340B	(2)	-	-	(▲2)	-	9	5
DHC-8-100	-	-	-	-	-	4	0
BN-2B	-	-	-	-	-	3	0
Total	13	13	▲14	▲13	0	187	97

Notes:

(1) The 12 aircraft out of 13 purchased aircraft listed above were bought after the termination of lease contracts.

(2) One aircraft out of 13 leased aircraft was sold by JAL Capital Co.,Ltd. to the external entity, from which JAL Trans Ocean Air Co., Ltd. is now leasing it.

(3) Aircraft used for training purposes are not included.

(4) Due to the inclusion of Ryukyu Air Commuter Co., Ltd. in the scope of consolidation, four DHC-8-Q400 models and three BN-2B models were newly added.

3. Cash Flow Indicators on a Consolidated Basis

The following are the consolidated cash flow indicators.

	(at Mar.31, 2004)	(at Mar.31, 2005)
Equity ratio (%)	7.5%	9.0%
Market Cap. equity ratio (%)	33.2%	28.7%
Interest-bearing debt repayment period	17.2 years	9.0 years
Interest coverage ratio	2.7	5.7

Notes

- Equity ratio: Stockholders' equity/Total assets
- Fair value equity ratio: Gross market capitalization/Total assets
- Years for debt redemption: Interest-bearing Debt /Cash flow from operating activities
- Interest coverage ratio: Cash flow from operating activities/Interest payments

Assumptions

(1) All indicators are calculated on the basis of consolidated financial values.

(2) Gross market capitalization is calculated by multiplying the closing price of the Company's shares at the term-end by the number of ordinary shares issued and outstanding at the term-end.

(3) Cash flow from operating activities refers to cash flow from operating activities posted under the consolidated statement of cash flows.

(4) Interest-bearing debt refers to those of the liabilities stated in the consolidated balance sheets on which interest is paid.

(5) Interest payments equate with interest paid in the consolidated statement of cash flows.

【Outlook for Fiscal 2005】

Faced with factors such as the persistence of aviation-fuel prices at record-high levels and the continuing instability in the international situation, the harsh operating environment for the JAL Group is forecast to continue. Amid these conditions, radical efforts will be made to improve the Group's income and expenditure situation in line with the JAL Group FY2005-2007 Medium-Term Business Plan, which focuses on exhaustive cost reductions by such means as the reform of the cost structure and emergency measures, and the implementation of a variety of marketing measures in international passenger, domestic passenger, and cargo operations.

The current forecast of results on a consolidated basis for the 2005 fiscal year are as follows.

(1) Operating Revenue ¥2,209 billion
(2) Operating Income ¥60 billion
(3) Ordinary Income ¥29 billion
(4) Net income ¥17 billion

Assumptions on which the forecast is based:

The computation of these forecasts was based on the following assumptions: An exchange rate of ¥110 against the U.S. dollar, and with respect to the price of aviation fuel, Singapore Kerosene at a market price of US$54/barrel.

Any statements in this document, other than those of historical facts, are forward-looking statements about future performance, which are based on management's assumption and beliefs in light of information currently available, and involve risks and uncertainties. Actual results may differ materially from those forecast.

Japan Airlines Corporation and Consolidated Subsidiaries

Consolidated Financial Information

For the years ended March 31, 2005 and 2004

1. Consolidated Financial Highlights

(As permitted under the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted.)

a. Consolidated operating results

(1) Total operating revenues	FY04	¥2,129,876 million	(10.3%)
	FY03	¥1,931,742 million	(-7.3%)
(2) Operating income (loss)	FY04	¥ 56,149 million	(–)
	FY03	¥ (67,645) million	(–)
(3) Ordinary income (loss)	FY04	¥ 69,805 million	(–)
	FY03	¥ (71,938) million	(–)
(4) Net income (loss)	FY04	¥ 30,096 million	(–)
	FY03	¥ (88,619) million	(–)
(5) Net income (loss) per share	FY04	¥ 15.24	
	FY03	¥ (45.19)	
(6) Diluted net income per share	FY04	¥ 13.66	
	FY03	¥ –	
(7) Return on equity	FY04	17.0%	
	FY03	-42.9%	
(8) Ordinary income as a percentage of total assets	FY04	3.3%	
	FY03	-3.4%	
(9) Ordinary income as a percentage of total operating revenues	FY04	3.3%	
	FY03	-3.7%	
(10) Equity in earnings of affiliates	FY04	¥ 1,514 million	
	FY03	¥ 1,221 million	

Note 1. Weighted-average number of shares outstanding during the year:

FY04	1,972,336,072
FY03	1,961,792,998

1. Consolidated Financial Highlights (continued)

b. Consolidated financial position

(1)	Total assets	FY04	¥2,162,654 million
		FY03	¥2,113,418 million
(2)	Total stockholders' equity	FY04	¥ 194,746 million
		FY03	¥ 159,273 million
(3)	Stockholders' equity as a percentage of total assets	FY04	9.0%
		FY03	7.5%
(4)	Equity per share	FY04	¥ 98.34
		FY03	¥ 81.16

Note 1. Number of shares outstanding at end of the year:

March 31, 2005	1,979,888,788
March 31, 2004	1,962,017,090

c. Consolidated cash flows

(1)	Net cash provided by operating activities	FY04	¥ 145,275 million
		FY03	¥ 76,345 million
(2)	Net cash used in investing activities	FY04	¥ (21,456) million
		FY03	¥ (85,382) million
(3)	Net cash (used in) provided by financing activities	FY04	¥ (6,290) million
		FY03	¥ 7,615 million
(4)	Cash and cash equivalents held at end of year	FY04	¥ 260,933 million
		FY03	¥ 143,327 million

d. Consolidation policy

See accompanying notes to consolidated financial statements.

e. Changes in accounting policy

Not applicable

2. Consolidated Financial Forecast for the Year Ending March 31, 2006

(1)	Total operating revenues	¥2,209,000 million
(2)	Operating income	¥ 60,000 million
(3)	Ordinary income	¥ 29,000 million
(4)	Net income	¥ 17,000 million
(5)	Net income per share	¥ 8.59

For the assumptions underlying the forecast and other concerns, refer to page xx of the attached documents.

3. Consolidated Subsidiaries and Affiliates Accounted for by the Equity Method

Japan Airlines Corporation (the "Company") owns 288 subsidiaries and currently consolidates 156 subsidiaries, including the following principal subsidiaries:

JAPAN AIRLINES INTERNATIONAL CO., LTD. (formerly Japan Airlines Company, Ltd.)
JAPAN AIRLINES DOMESTIC CO., LTD. (formerly Japan Air System Co., Ltd.)
JAPAN ASIA AIRWAYS CO., LTD.
JAPAN TRANS OCEAN AIR CO., LTD.
JALWAYS CO., LTD.
JAL EXPRESS CO., LTD.
JAPAN AIR COMMUTER CO., LTD.
AGP CORPORATION
JAL SALES CO., LTD.
JALPAK CO., LTD.
JAL TOURS CO., LTD.
JAL HOTELS COMPANY LTD.
JALUX INC.

The number of unconsolidated subsidiaries which are not accounted for by the equity method is currently 132.

The number of affiliates is currently 96, including 21 companies which are accounted for by the equity method.

Creative Tours Dusseldorf GMBH merged with Jalpak International (Germany) GMBH (formerly Creative Reise GMBH) and Nihon Food Service Co., Ltd. merged with Infright Foods Co., Ltd (formerly Yamato Shokuzai Co., Ltd.).

Changes in the scope of consolidation and adoption of the equity method are summarized as follows:

Consolidation:

(Increase)	3	JTA INFORMATION & COMMUNICATION CO., LTD. RYUKYU AIR COMMUTER CO., LTD. JALPAK INTERNATIONAL (CHINA) CO., LTD.
(Decrease)	7	CREATIVE TOURS DUSSELDORF GMBH NIHON FOOD SERVICE CO., LTD. ORIENT NETWORK (INTERNATIONAL) PTE LTD. ORIENT NETWORK (SINGAPORE) PTE LTD. ORIENT NETWORK JAPAN CO., LTD JAL PLANNING CO., LTD. JAL CULTUAL DEVELOPMENT CO., LTD.

Equity method:

(Decrease)	3	JTA INFORMATION & COMMUNICATION CO., LTD. RYUKYU AIR COMMUTER CO., LTD. MTJ DEVELOPMENT SDN. BHD.

Japan Airlines Corporation and Consolidated Subsidiaries

Comparative Consolidated Balance Sheets

March 31, 2005 and 2004

	2005	2004	Change
		(Millions of yen)	
Assets			
I. Current assets			
Cash and time deposits	¥ 252,573	¥ 143,775	¥ 108,798
Notes and accounts receivable – trade	222,934	208,606	14,327
Short-term investments in securities	666	656	9
Supplies	76,335	75,784	551
Deferred income taxes	9,618	8,690	927
Other current assets	123,951	84,793	39,158
Allowance for bad debts	(2,905)	(3,231)	325
Total current assets	683,174	519,076	164,098
II. Fixed assets			
Tangible fixed assets:			
Buildings and structures	224,690	240,189	(15,499)
Machinery, equipment and vehicles	34,770	37,773	(3,003)
Flight equipment	814,760	872,256	(57,495)
Land	66,809	86,362	(19,553)
Construction in progress	27,217	60,424	(33,206)
Other tangible fixed assets	23,496	25,275	(1,778)
Total tangible fixed assets	1,191,744	1,322,281	(130,537)
Intangible fixed assets:			
Software	67,871	64,551	3,319
Goodwill	–	61	(61)
Other intangible fixed assets	1,983	2,050	(67)
Total intangible fixed assets	69,854	66,663	3,191
Investments:			
Investments in securities	80,640	76,806	3,833
Long-term loans receivable	16,602	18,902	(2,299)
Deferred income taxes	44,595	49,645	(5,049)
Other investments	78,933	63,155	15,777
Allowance for bad debts	(2,967)	(3,235)	267
Total investments	217,804	205,274	12,529
Total fixed assets	1,479,403	1,594,219	(114,816)
III. Deferred charges			
Bond issuance expenses	76	123	(46)
Total deferred charges	76	123	(46)
Total assets	¥2,162,654	¥2,113,418	¥ 49,235

	2005	2004	Change
		(Millions of yen)	
Liabilities			
I. Current liabilities			
Accounts payable – trade	¥ 213,783	¥ 206,043	¥ 7,740
Short-term borrowings	11,611	10,782	829
Current portion of bonds	15,000	23,700	(8,700)
Current portion of long-term loans	110,636	118,545	(7,909)
Accrued income taxes	6,464	6,572	(107)
Deferred income taxes	154	60	94
Other current liabilities	211,488	194,855	16,633
Total current liabilities	569,140	560,559	8,580
II. Non-current liabilities			
Bonds	310,000	225,000	85,000
Long-term loans	862,223	936,390	(74,167)
Accrued pension and severance costs	149,665	163,128	(13,462)
Deferred income taxes	645	120	525
Other non-current liabilities	50,458	44,806	5,651
Total non-current liabilities	1,372,993	1,369,446	3,547
Total liabilities	1,942,133	1,930,005	12,128
Minority interests	25,774	24,139	1,634
Stockholders' equity			
I. Common stock	100,000	100,000	–
II. Capital surplus	136,141	136,678	(537)
III. Accumulated deficit	(34,978)	(65,031)	30,053
IV. Net unrealized gain on investments in securities, net of deferred income taxes	3,765	2,787	978
V. Translation adjustments	(9,406)	(9,958)	552
VI. Common stock in treasury	(775)	(5,202)	4,426
Total stockholders' equity	194,746	159,273	35,473
Total liabilities and stockholders' equity	¥2,162,654	¥2,113,418	¥49,235

Japan Airlines Corporation and Consolidated Subsidiaries

Comparative Consolidated Statements of Operations

For the years ended March 31, 2005 and 2004

	2005	2004	Change
		(Millions of yen)	
Operating revenues	¥2,129,876	¥1,931,742	¥198,134
Operating expenses:			
Cost of operating revenues	1,685,675	1,605,917	79,758
Selling, general and administrative expenses	388,051	393,470	(5,418)
Total operating expenses	2,073,727	1,999,387	74,339
Operating income (loss)	56,149	(67,645)	123,794
Non-operating income:			
Interest and dividend income	3,170	2,928	241
Equity in earnings of affiliates	1,514	1,221	292
Exchange gain, net	2,075	424	1,651
Other non-operating income	57,686	38,450	19,236
Total non-operating income	64,446	43,024	21,421
Non-operating expenses:			
Interest expense	24,875	28,503	(3,628)
Other non-operating expenses	25,914	18,813	7,100
Total non-operating expenses	50,790	47,317	3,472
Ordinary income (loss)	69,805	(71,938)	141,743
Extraordinary profit:			
Gain on sales of fixed assets	1,905	1,330	575
Subsidy received in relation to purchases of aircraft to be used for isolated island routes	1,716	1,618	98
Gain recognized upon separation of substitutional portion of benefit obligation of welfare pension fund plans	–	755	(755)
Gain on sales of investments in securities	1,334	1,235	99
Other extraordinary profit	1,615	1,985	(369)
Total extraordinary profit	6,571	6,923	(352)
Extraordinary losses:			
Loss on sales and disposal of fixed assets	13,840	5,153	8,686
Loss on cancellation of lease contracts	9,682	–	9,682
Loss on investments in unconsolidated subsidiaries and affiliates	–	6,518	(6,518)
Other extraordinary losses	8,188	5,462	2,725
Total extraordinary losses	31,710	17,134	14,576
Income (loss) before income taxes and minority interests	44,666	(82,148)	126,815
Income taxes – current	7,897	8,854	(956)
Income taxes – deferred	4,251	(3,092)	7,344
Minority interests	(2,420)	(709)	(1,710)
Net income (loss)	¥ 30,096	¥ (88,619)	¥118,716

Japan Airlines Corporation and Consolidated Subsidiaries

Consolidated Statements of Capital Surplus and Accumulated Deficit/Retained Earnings

For the years ended March 31, 2005 and 2004

	2005	2004
	(Millions of yen)	
Capital surplus		
Balance at beginning of year	¥136,678	¥147,175
Increase:		
Stock issued under share exchange (*kabushiki-kohkan*)	5,069	–
Gain on sales of common stock in treasury	1,821	–
Decrease:		
Cash dividends	–	7,844
Loss on disposal of common stock in treasury	–	2,652
Cancellation of common stock in treasury	7,428	–
Balance at end of year	¥136,141	¥136,678
(Accumulated deficit) retained earnings		
Balance at beginning of year	¥ (65,031)	¥ 23,481
Increase:		
Net income	30,096	–
Change in scope of consolidation	–	144
Decrease:		
Net loss	–	88,619
Bonuses to directors and statutory auditors	43	38
Balance at end of year	¥ (34,978)	¥ (65,031)

Japan Airlines Corporation and Consolidated Subsidiaries

Consolidated Statements of Cash Flows

For the years ended March 31, 2005 and 2004

	2005	2004
	(Millions of yen)	
Operating activities		
Income (loss) before income taxes and minority interests	¥ 44,666	¥ (82,148)
Adjustments to reconcile income (loss) before income taxes and minority interests to net cash provided by operating activities:		
Depreciation and amortization	124,713	119,388
Gain and loss on sales of, and loss on revaluation of, short-term investments in securities and investments in securities, net	(171)	(569)
Gain and loss on sales of, and loss on disposal of, fixed assets, net	25,702	17,846
Net provision for accrued pension and severance costs	(13,645)	19,459
Interest and dividend income	(3,170)	(2,928)
Interest expense	24,875	28,503
Exchange (gain) loss, net	(200)	547
Equity in earnings of affiliates	(1,514)	(1,221)
Increase in notes and accounts receivable	(16,000)	(7,215)
(Increase) decrease in supplies	(209)	2,387
Increase in accounts payable	7,545	2,608
Other	(15,743)	14,366
Subtotal	176,848	111,023
Interest and dividends received	3,648	3,386
Interest paid	(25,686)	(29,003)
Income taxes paid	(9,535)	(9,060)
Net cash provided by operating activities	145,275	76,345
Investing activities		
Purchases of time deposits	(1,367)	(1,092)
Proceeds from maturity of time deposits	281	996
Purchases of fixed assets	(121,960)	(151,585)
Proceeds from sales of fixed assets	94,927	57,285
Purchases of investments in securities	(4,531)	(974)
Proceeds from sales and maturity of investments in securities	2,363	3,615
Proceeds from sales of consolidated subsidiaries resulting in change in scope of consolidation	–	103
Long-term loans receivable made	(2,787)	(2,853)
Collection of long-term loans receivable	6,273	8,875
Other	5,344	247
Net cash used in investing activities	(21,456)	(85,382)

	2005	2004
	(Millions of yen)	
Financing activities		
Increase (decrease) in short-term borrowings, net	¥ 39	¥ (9,976)
Proceeds from long-term loans	48,182	200,882
Repayment of long-term loans	(130,978)	(134,638)
Proceeds from issuance of bonds	99,975	29,815
Redemption of bonds	(23,700)	(67,495)
Dividends paid to stockholders	(12)	(7,813)
Dividends paid to minority interests	(315)	(334)
Other	519	(2,825)
Net cash (used in) provided by financing activities	(6,290)	7,615
Effect of exchange rate changes on cash and cash equivalents	272	(1,568)
Net increase (decrease) in cash and cash equivalents	117,801	(2,991)
Cash and cash equivalents at beginning of year	143,327	146,318
Decrease in cash and cash equivalents arising from exclusion from consolidation	(195)	–
Cash and cash equivalents at end of year	¥ 260,933	¥ 143,327
Reconciliation between cash and time deposits in balance sheets to cash and cash equivalents at end of year		
Cash and time deposits in balance sheets	¥ 252,573	¥ 143,775
Time deposits with original maturities of more than three months	(1,513)	(448)
Short-term investments in securities with original maturities of three months or less	0	0
Short-term investments included in other current assets, with maturities of three months or less	9,998	–
Current account overdrafts included in short-term borrowings	(126)	–
Cash and cash equivalents at end of year	¥ 260,933	¥ 143,327

1. Summary of Significant Accounting Policies

a. Basis of presentation

Japan Airlines Corporation (the "Company," formerly Japan Airlines System Corporation) and consolidated domestic subsidiaries maintain their accounting records and prepare their financial statements in accordance with accounting principles and practices generally accepted and applied in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards, and its consolidated foreign subsidiaries in conformity with those of their countries of domicile. The accompanying consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than Japan.

Amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying consolidated financial statements do not necessarily agree with the sum of the individual amounts.

b. Principles of consolidation and accounting for investments in affiliates

The consolidated financial statements include the accounts of the Company and all significant subsidiaries. All significant intercompany accounts and transactions and unrealized gain or loss on intercompany accounts and transactions have been eliminated.

The balance sheet date of 27 of the consolidated subsidiaries is December 31, 2004 and for 1 consolidated subsidiary, it is February 28, 2005. Any significant differences in intercompany accounts and transactions arising from intervening intercompany transactions during the period from January 1, 2005 through March 31, 2005 and the period from March 1, 2005 through March 31, 2005 have been adjusted, if necessary.

Investments in certain unconsolidated subsidiaries and significant affiliates are accounted for by the equity method. The assets and liabilities of newly consolidated subsidiaries are stated at fair value as of their respective acquisition dates. The differences between the cost and the underlying net equity in the net assets at the dates of acquisition of the consolidated subsidiaries and companies accounted for by the equity method are amortized by the straight-line method over a period of five years.

1. Summary of Significant Accounting Policies (continued)

c. Cash equivalents

The Company and its consolidated subsidiaries define cash equivalents as highly liquid, short-term investments with original maturities of three months or less.

d. Securities

Investments in marketable securities are stated at fair value, and net unrealized gain or loss on such securities is accounted for as a separate component of stockholders' equity. Investments in non-marketable securities are stated at cost. Cost of securities sold is principally determined by the moving average method.

e. Derivatives

Derivatives are stated at fair value.

f. Supplies

Supplies are principally stated at cost based on the moving average method.

g. Tangible and intangible fixed assets

Tangible fixed assets

Aircraft, spare engines and spare parts contained in flight equipment	– The straight-line method or the declining-balance method based on their estimated useful lives
Ground property and equipment:	
Japan Airlines International Co., Ltd. and Japan Airlines Domestic Co., Ltd.	– The straight-line method based on their estimated useful lives
Other companies	– Principally the declining-balance method based on their useful lives
Intangible fixed assets	– The straight-line method based on their useful lives

h. Deferred charges

Bond issuance expenses are capitalized and are being amortized over a period of 3 years.

i. Accrued pension and severance costs

To provide for employees' severance indemnities, net period pension cost is accounted for based on the projected benefit obligation and the plan assets. The unrecognized obligation at transition is being amortized by the straight-line method principally over a period of fifteen years.

1. Summary of Significant Accounting Policies (continued)

j. Accrued pension and severance costs (continued)

The adjustment for actuarial assumptions is being amortized by the straight-line method over a period ranging from 5 to 15 years, which is less than the average remaining years of service of the active participants in the plans. Amortization is computed from the fiscal year subsequent to the year in which the adjustment was recorded.

Past service cost is principally charged to income as incurred. However, at certain subsidiaries, past service cost is being amortized by the straight-line method over a period which is less than the average remaining years of service of the active participants in the plans.

On September 10, 2004, JAL Pension Fund, in which a consolidated subsidiary, Japan Airlines International Co., Ltd., is a participant resolved the revise of internal regurations to introduce an option similar to a cash balance pension plan and certain other options in addition to the exiting options. As a result, operating income, ordinary income and income before income taxes and minority interests for the current year increased by ¥51,292 million, respectively.

In the semi-annual consolidated financial statement for the six months ended September 30, 2004, the Company reported that operating income, ordinary income and income before income taxes and minority interests for the six months ended September 30, 2004 were increased by ¥62,401 million, respectively, based on the resolution above. However, the revised internal regulations filed to and approved by the authority was partly changed from the resolution and this change was reflected to the consolidated financial statements for the year ended March 31, 2005.

k. Allowance for bad debts

The allowance for bad debts on receivables is provided at the estimated unrecoverable amounts. The allowance for other receivables is provided based on the historical rate of losses on receivables.

l. Foreign currency accounts

Foreign currency receivables and payables are translated into yen at the applicable year-end exchange rates and translation gain or loss are included in current earnings.

Translation adjustments arising from the translation of assets, liabilities, revenues and expenses of the consolidated subsidiaries and affiliates accounted for by the equity method are included in minority interests and in stockholders' equity.

1. Summary of Significant Accounting Policies (continued)

m. Leases

As lessee

The Company and its consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as capital leases. At the Company and its domestic subsidiaries, capital leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

As lessor

Certain consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as direct financing leases. Direct financing leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

n. Hedge accounting

Gain or loss on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged item is recognized. Foreign receivables and payables are translated at the applicable forward foreign exchange rates if certain conditions are met. The related interest differential paid or received on interest-rate swaps used as hedging instruments is recognized over the term of each swap agreement as an adjustment to the interest expense of the underlying hedged items if certain conditions are met.

o. Consumption taxes

Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes.

p. Income taxes

The Company and certain domestic subsidiaries applied the Japanese consolidated tax return system.

q. Appropriation of capital surplus and/or retained earnings and disposition of accumulated deficit

Under the Commercial Code of Japan, the appropriation of capital surplus and/or retained earnings and disposition of accumulated deficit with respect to a financial period is made by resolution of the stockholders at a general meeting held subsequent to the close of the financial period and the accounts for that period do not, therefore, reflect such appropriations and disposition.

2. Other Footnote Information

a. Accumulated depreciation at March 31, 2005 and 2004 amounted to ¥1,612,847 million and ¥1,632,427 million, respectively.

b. At March 31, 2005 and 2004, contingent liabilities for guarantees amounted to ¥20,096 million and ¥17,208 million, respectively. In addition, at March 31, 2005 and 2004, contingent liabilities for commitment such as guarantees, keep-well agreements and others amounted to ¥921 million and ¥1,994 million, respectively.

c. At March 31, 2005 and 2004, assets pledged as collateral amounted to ¥844,174 million and ¥882,249 million, respectively. Further, shares of certain consolidated subsidiaries were pledged as collateral at March 31, 2005. In addition, at March 31, 2005 and 2004, collateralized indebtedness amounted to ¥544,779 million and ¥600,082 million, respectively.

d. At March 31, 2005 and 2004, shares of common stock in treasury numbered 2,494,462 and 18,448,160, respectively.

3. Segment Information

a. Business segment information

The Company and its consolidated subsidiaries conduct worldwide operations in air transportation, hotel and resort operations, travel services, card and lease operations, trading and airline-related business. This segmentation has been determined for internal management purposes. Businesses other than air transportation, airline-related business and travel services are insignificant to the consolidated results of operations of the Company and its consolidated subsidiaries and, accordingly, have been included in "Other".

The business segment information of the Company and its consolidated subsidiaries for the years ended March 31, 2005 and 2004 is summarized as follows:

	Year ended March 31, 2005						
	Air transportation	Airline-related business	Travel services	Other	Total	General corporate assets and intercompany eliminations	Consolidated
				(Millions of yen)			
Operating revenues	¥1,493,701	¥103,157	¥381,784	¥151,232	¥2,129,876	¥ –	¥2,129,876
Inter-group sales and transfers	207,666	190,618	42,755	116,857	557,897	(557,897)	–
Total	1,701,367	293,776	424,539	268,090	2,687,774	(557,897)	2,129,876
Operating expenses	1,659,709	288,443	424,813	257,994	2,630,961	(557,234)	2,073,727
Operating income (loss)	¥ 41,658	¥ 5,332	¥ (273)	¥ 10,095	¥ 56,812	¥ (663)	¥ 56,149
Identifiable assets	¥1,854,034	¥125,912	¥ 83,126	¥343,023	¥2,406,097	¥(243,442)	¥2,162,654
Depreciation and amortization	¥ 106,404	¥ 3,058	¥ 1,381	¥ 14,165	¥ 125,009	¥ (296)	¥ 124,713
Capital expenditures	¥ 107,876	¥ 4,545	¥ 1,518	¥ 5,098	¥ 119,039	¥ (1,501)	¥ 117,538

3. Segment Information (continued)

a. Business segment information (continued)

	Year ended March 31, 2004						
	Air transpor-tation	Airline-related business	Travel services	Other	Total	General corporate assets and intercompany eliminations	Consoli-dated
				(Millions of yen)			
Operating revenues	¥1,370,548	¥ 75,775	¥337,356	¥148,061	¥1,931,742	¥ –	¥1,931,742
Inter-group sales and transfers	178,274	167,991	44,591	110,060	500,917	(500,917)	–
Total	1,548,823	243,766	381,948	258,122	2,432,659	(500,917)	1,931,742
Operating expenses	1,621,002	241,875	385,894	251,735	2,500,507	(501,119)	1,999,387
Operating (loss) income	¥ (72,179)	¥ 1,891	¥ (3,946)	¥ 6,386	¥ (67,847)	¥ 201	¥ (67,645)
Identifiable assets	¥1,791,150	¥113,582	¥ 79,979	¥356,812	¥2,341,525	¥(228,106)	¥2,113,418
Depreciation and amortization	¥ 103,303	¥ 3,029	¥ 1,335	¥ 12,006	¥ 119,675	¥ (286)	¥ 119,388
Capital expenditures	¥ 144,312	¥ 2,574	¥ 1,800	¥ 6,572	¥ 155,259	¥ (997)	¥ 154,262

Until the year ended March 31, 2003, the business segment information was presented in four major categories: the air transportation segment, the travel services segment, the hotel and resort operations segment and a segment entitled 'other' which included card and lease operations, trading and other airline-related business. Effective the year ended March 31, 2004, the Company has revised its method of segmentation. The airline-related business, which had been included in "Other" until the year ended March 31, 2003, has been presented as a new segment since, under the Company's current business strategies, it is a separate function of the air transportation business. In addition, the hotel and resort operations business, which had been presented as a separate segment until the year ended March 31, 2003, has been included in "Other" for the year ended March 31, 2004 since its size has decreased following a change in basic business strategy under which it now operates its businesses under a system of administration contracts.

3. Segment Information (continued)

b. Operating revenues from overseas operations

Operating revenues from overseas operations, which include international passenger and cargo services of Japan Airlines International Co., Ltd., Japan Asia Airways Co., Ltd. and JALways Co., Ltd., export sales of domestic subsidiaries, and sales of subsidiaries outside Japan for the year ended March 31, 2005 is summarized as follows:

	Year ended March 31, 2005			
	Asia and Oceania	North and South America	Europe	Total
	(Millions of yen)			
Operating revenues from overseas operations	¥449,282	¥351,864	¥211,176	¥1,012,322
Consolidated operating revenues	–	–	–	¥2,129,876
Consolidated operating revenues as a percentage of operating revenues from overseas operations	21.1%	16.5%	9.9%	47.5%

Operating revenues from overseas operations, which include international passenger and cargo services of Japan Airlines Company, Ltd., Japan Air System Co., Ltd., Japan Asia Airways Co., Ltd. and JALways Co., Ltd., export sales of domestic subsidiaries, and sales of subsidiaries outside Japan for the year ended March 31, 2004 is summarized as follows:

	Year ended March 31, 2004			
	Asia and Oceania	North and South America	Europe	Total
	(Millions of yen)			
Operating revenues from overseas operations	¥348,492	¥302,232	¥187,973	¥ 838,698
Consolidated operating revenues	–	–	–	¥1,931,742
Consolidated operating revenues as a percentage of operating revenues from overseas operations	18.0%	15.7%	9.7%	43.4%

c. Geographic information

Total assets in Japan at March 31, 2005 and 2004 and operating revenues from the operations in Japan for the years then ended represented more than 90% of consolidated total assets and consolidated operating revenues, respectively. As a result, geographic information is not required to be disclosed in accordance with accounting principles generally accepted in Japan.

4. Leases

As lessee

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of March 31, 2005 and 2004 and the related depreciation and interest expense for the years ended March 31, 2005 and 2004, which would have been reflected in the consolidated balance sheets and the related statements of operations if capital lease accounting had been applied to the capital leases currently accounted for as operating leases:

	March 31, 2005		
	Flight equipment	Other	Total
		(Millions of yen)	
Acquisition costs	¥ 571,954	¥16,516	¥ 588,471
Less accumulated depreciation	(192,296)	(7,277)	(199,574)
Net book value	¥ 379,657	¥ 9,239	¥ 388,896

	March 31, 2004		
	Flight equipment	Other	Total
		(Millions of yen)	
Acquisition costs	¥ 499,349	¥ 25,604	¥ 524,953
Less accumulated depreciation	(205,948)	(10,940)	(216,888)
Net book value	¥ 293,400	¥ 14,664	¥ 308,064

	Year ended March 31,	
	2005	**2004**
	(Millions of yen)	
Depreciation expense	¥53,438	¥48,654
Interest expense	¥ 5,550	¥ 5,090

Lease expenses relating to capital leases accounted for as operating leases amounted to ¥59,541 million and ¥55,537 million for the years ended March 31, 2005 and 2004, respectively.

4. Leases (continued)

As lessee (continued)

The present value of future rental expenses under capital leases outstanding at March 31, 2005 and 2004 which have been accounted for as operating leases is summarized as follows:

	March 31,	
	2005	2004
	(Millions of yen)	
Within 1 year	¥ 51,004	¥ 47,332
Over 1 year	345,002	268,508
	¥396,007	¥315,840

Future rental expenses under operating leases outstanding at March 31, 2005 and 2004 were as follows:

	March 31,	
	2005	2004
	(Millions of yen)	
Within 1 year	¥ 27,274	¥ 24,175
Over 1 year	164,947	167,368
	¥192,222	¥191,544

As lessor

The following amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of March 31, 2005 and 2004, and the related depreciation and interest revenue for the years ended March 31, 2005 and 2004, which are reflected in the consolidated balance sheets and the related statements of operations:

	March 31, 2005		
	Flight equipment	Other	Total
		(Millions of yen)	
Acquisition costs	¥ –	¥ 1,940	¥ 1,940
Less accumulated depreciation	(–)	(1,421)	(1,421)
Net book value	¥ –	¥ 519	¥ 519

	March 31, 2004		
	Flight equipment	Other	Total
		(Millions of yen)	
Acquisition costs	¥ 347	¥ 2,559	¥ 2,907
Less accumulated depreciation	(324)	(1,702)	(2,027)
Net book value	¥ 23	¥ 857	¥ 880

4. Leases (continued)

As lessor (continued)

	Year ended March 31,	
	2005	2004
	(Millions of yen)	
Depreciation expense	¥409	¥513
Interest revenues	¥ 27	¥ 51

Lease revenues relating to direct financing leases accounted for as operating leases amounted to ¥467 million and ¥602 million for the years ended March 31, 2005 and 2004, respectively.

The present value of future rental revenues under direct financing leases outstanding at March 31, 2005 and 2004 which have been accounted for as operating leases is summarized as follows:

	March 31,	
	2005	2004
	(Millions of yen)	
Within 1 year	¥289	¥433
Over 1 year	251	474
	¥540	¥907

Future rental revenues under operating leases outstanding at March 31, 2005 and 2004 are summarized as follows:

	March 31,	
	2005	2004
	(Millions of yen)	
Within 1 year	¥15	¥15
Over 1 year	–	15
	¥15	¥31

5. Tax-Effect Accounting

The significant components of deferred tax assets and liabilities and the related valuation allowance at March 31, 2005 and 2004 were as follows:

	March 31, 2005	March 31, 2004
	(Millions of yen)	
Deferred tax assets:		
Accrued pension and severance costs	¥ 45,687	¥ 53,683
Revaluation loss on investments in subsidiaries and affiliates	21,494	14,483
Deferred gain on hedging instruments	9,783	–
Accounts payable – trade	4,198	3,203
Accrued bonuses	2,358	2,526
Allowance for bad debts	2,427	1,814
Revaluation loss on flight equipment spare parts	3,630	2,287
Tax loss carryforward	24,724	44,994
Other	20,239	20,530
	134,545	143,524
Deferred tax liabilities:		
Accumulated earnings of consolidated subsidiaries and affiliates	(6,006)	(5,424)
Net unrealized gain on investments in securities	(2,487)	(2,042)
Other	(3,309)	(3,910)
	(11,803)	(11,377)
Valuation allowance	(69,328)	(73,992)
Deferred tax assets, net	¥ 53,412	¥ 58,155

A reconciliation between the Japanese statutory tax rate and the effective tax rate for the year ended March 31, 2005 is as follows:

	Year ended March 31, 2005
Japanese statutory tax rate	40.7%
Disallowed expenses, including entertainment expenses	4.3
Dividends received	(9.6)
Equity in earnings of affiliates	(1.4)
Inhabitants' per capita taxes	0.7
Change in valuation allowance	(10.4)
Tax effect on undistributed earnings of consolidated subsidiaries	2.2
Difference in tax rates of consolidated subsidiaries	(2.1)
Other	2.8
Effective tax rate	27.2%

For the year ended March 31, 2004, a reconciliation between the Japanese statutory tax rate and the Company's effective tax rate is not required to be disclosed since the Company recorded a loss before income taxes and minority interests. The statutory tax rate for the year ended March 31, 2004 was 43.9%.

6. Fair Value of Investments in Securities

The components of net unrealized gain (loss) on investments in marketable securities at March 31, 2005 and 2004 are summarized as follows:

	March 31, 2005		
	Acquisition costs	Carrying value	Unrealized gain (loss)
		(Millions of yen)	
Unrealized gain:			
Stocks	¥14,067	¥21,052	¥6,985
Bonds	59	62	2
Other	738	748	9
	14,866	21,863	6,997
Unrealized loss:			
Stocks	2,529	1,968	(560)
Bonds	10	9	(0)
Other	316	311	(5)
	2,855	2,289	(565)
Total	¥17,721	¥24,153	¥6,431

	March 31, 2004		
	Acquisition costs	Carrying value	Unrealized gain (loss)
		(Millions of yen)	
Unrealized gain:			
Stocks	¥ 9,937	¥15,346	¥5,409
Bonds	117	119	2
Other	861	876	14
	10,916	16,343	5,426
Unrealized loss:			
Stocks	3,574	3,159	(415)
Bonds	52	51	(0)
Other	77	73	(4)
	3,704	3,284	(420)
Total	¥14,621	¥19,627	¥5,005

Proceeds from sales of securities classified as other securities for the years ended March 31, 2005 and 2004 amounted to ¥156 million and ¥16,541 million, respectively. The aggregate gain realized on those sales for the years ended March 31, 2005 and 2004 totaled ¥75 million and ¥500 million, respectively, and the aggregate loss realized on those sales for the years ended March 31, 2005 and 2004 totaled ¥3 million and ¥19 million, respectively.

6. Fair Value of Investments in Securities (continued)

Investments in non-marketable securities at March 31, 2005 and 2004 are summarized as follows.

	March 31,	
	2005	2004
	(Millions of yen)	
Money Management Fund	¥ 0	¥ 0
Unlisted stocks other than over-the-counter stocks	26,742	26,702
Other	108	106
	¥26,851	¥26,809

The redemption schedule at March 31, 2005 and 2004 for bonds with maturity dates is summarized as follows:

	2005	
	Due in one year or less	Due after one year through five years
	(Millions of yen)	
Government bonds	¥ –	¥ 7
Corporate bonds	10	10
Total	¥10	¥17

	2004	
	Due in one year or less	Due after one year through five years
	(Millions of yen)	
Government bonds	¥ –	¥ 7
Corporate bonds	100	20
Total	¥100	¥27

7. Accrued Pension and Severance Costs

An employee whose employment is terminated is entitled, in most cases, to a lump-sum severance payment, the amount of which is determined by reference to the basic rate of pay, length of service and the conditions under which the termination occurs.

Certain significant domestic subsidiaries have established defined benefit pension plans pursuant to the Welfare Pension Insurance Law of Japan and welfare pension fund plans (WPFP).

7. Accrued Pension and Severance Costs (continued)

On September 10, 2004, JAL Pension Fund, in which a consolidated subsidiary, Japan Airlines International Co., Ltd., is a participant resolved to introduce an option similar to a cash balance pension plan and certain other options in addition to the exiting options.

In addition, Japan Airlines International Co., Ltd. determined to introduce an option, under which the employees may choose a defined contribution pension or severance pay prepayment system as a part of the current lump-sum payment.

	March 31,	
	2005	2004
	(Millions of yen)	
Projected benefit obligation	¥(906,702)	¥(936,352)
Plan assets	423,435	396,371
Accrued pension and severance costs	149,665	163,128
Prepaid pension cost	(21,975)	(647)
Net unrecognized amount	¥(355,577)	¥(377,499)

The net unrecognized amount presented above consisted of the following:

	March 31,	
	2005	2004
	(Millions of yen)	
Unrecognized obligation at transition	¥(147,215)	¥(162,239)
Adjustment to actuarial assumptions	(209,225)	(216,246)
Unrecognized past service cost	863	986
Total	¥(355,577)	¥(377,499)

The substitutional portion of the benefits under the WPFP has been included in the amounts shown in the above table.

The components of net periodic pension cost were as follows:

	For the year ended March 31,	
	2005	2004
	(Millions of yen)	
Service cost	¥ 32,738	¥ 31,421
Interest cost on projected benefit obligation	23,848	27,386
Expected return on plan assets	(18,895)	(15,987)
Amortization of unrecognized obligation at transition	14,819	14,844
Amortization of adjustment to actuarial assumptions	16,706	12,554
Amortization of past service cost	(51,362)	(126)
Other	126	–
Net periodic pension cost	¥ 17,982	¥ 70,093

7. Accrued Pension and Severance Costs (continued)

The actuarial assumptions used were as follows:

	For the year ended March 31,	
	2005	2004
	(Millions of yen)	
Discount rates for obligation at end of year	2.5% ~ 2.8%	2.5% ~ 2.8%
Expected rates of return on plan assets	0.0% ~ 5.5%	0.0% ~ 5.5%

The adjustment for actuarial assumptions is being amortized over a period ranging from 5 to 15 years, which is less than the average remaining years of service of the active participants in the plans. Amortization is computed from the fiscal year subsequent to the year in which the adjustment was recorded.

The unrecognized obligation at transition is being amortized principally over 15 years.

Past service cost is principally charged to income in the period when incurred. However, at certain subsidiaries, past service cost is being amortized by the straight-line method over a period which is less than the average remaining years of service of the active participants in the plans.

Components of Revenues from the Air Transportation Segment

	2005		2004		Change
	Amount	Percentage	Amount	Percentage	Percentage
			(Millions of yen)		
International:					
Passenger operations	¥ 671,291	39.5	¥ 549,764	35.5	122.1
Cargo operations	171,399	10.1	153,015	9.9	112.0
Mail service operations	7,632	0.4	8,315	0.5	91.8
Luggage operations	2,487	0.1	2,149	0.1	115.7
Subtotal	852,810	50.1	713,246	46.0	119.6
Domestic:					
Passenger operations	674,732	39.7	668,888	43.2	100.9
Cargo operations	30,534	1.8	30,814	2.0	99.1
Mail service operations	9,963	0.6	11,856	0.8	84.0
Luggage operations	234	0.0	306	0.0	76.3
Subtotal	715,464	42.1	711,866	46.0	100.5
Other revenues	46,473	2.7	41,925	2.7	110.8
Incidental business revenues	86,619	5.1	81,785	5.3	105.9
Total revenues	¥1,701,367	100.0	¥1,548,823	100.0	109.8

Japan Airlines Corporation

Non-Consolidated Financial Information

For the years ended March 31, 2005 and 2004

Non-Consolidated Financial Highlights

(As permitted by the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted.)

1. Non-Consolidated Operating Results

(Millions of yen except for per share information)

(1)	Total operating revenues	FY04	¥16,197	(-24.1%)
		FY03	¥21,329	(571.5%)
(2)	Operating income	FY04	¥ 617	(-94.1%)
		FY03	¥10,374	(–)
(3)	Ordinary income	FY04	¥ 489	(-95.2%)
		FY03	¥10,167	(–)
(4)	Net income	FY04	¥ 270	(-96.9%)
		FY03	¥ 8,701	(–)
(5)	Net income per share	FY04	¥ 0.13	
		FY03	¥ 4.41	
(6)	Diluted net income per share	FY04	¥ 0.12	
		FY03	¥ –	
(7)	Return on equity	FY04	0.1%	
		FY03	3.0%	
(8)	Ordinary income as a percentage of	FY04	0.1%	
	total assets	FY03	1.3%	
(9)	Ordinary income as a percentage of	FY04	3.0%	
	total operating revenues	FY03	47.7%	

Note 1. Weighted-average number of shares outstanding during the year:

FY04	2,018,105,840
FY03	1,972,757,752

2. Dividends

(1)	Annual dividends per share	FY04	¥ 4.00
		FY03	¥ 0.00
(2)	Total annual dividends	FY04	¥ 7,922 million
		FY03	–
(3)	Dividends as a percentage of net income	FY04	2,928.0%
		FY03	–
(4)	Dividends as a percentage of equity	FY04	2.9%
		FY03	–

3. Non-Consolidated Financial Position

(1)	Total assets	FY04	¥1,016,808 million
		FY03	¥ 931,961 million
(2)	Total stockholders' equity	FY04	¥ 276,965 million
		FY03	¥ 285,648 million
(3)	Stockholders' equity as a percentage of total assets	FY04	27.2%
		FY03	30.7%
(4)	Equity per share	FY04	¥ 139.84
		FY03	¥ 145.54

Note 1. Number of shares outstanding at end of the year:

March 31, 2005	1,980,539,861
March 31, 2004	1,962,659,184

Note 2. Number of shares of common stock in treasury outstanding at end of the year:

March 31, 2005	1,843,389
March 31, 2004	17,806,066

4. Non-Consolidated Financial Forecast for the Year Ending March 31, 2006

(1)	Total operating revenues	¥ 24,600 million
(2)	Operating income	¥ 8,200 million
(3)	Ordinary income	¥ 8,100 million
(4)	Net income	¥ 8,000 million
(5)	Annual dividends per share	¥ 4.00
(6)	Net income per share	¥ 4.04

For the assumptions underlying the forecast and other concerns, refer to page xx of the attached documents.

Japan Airlines Corporation

Comparative Non-Consolidated Balance Sheets

March 31, 2005 and 2004

(Millions of yen)

	2005	%	2004	%	Change
Assets					
I. Current assets					
Cash and time deposits	¥ 14,614		¥ 30		¥14,583
Accounts receivable – trade	2,546		3,741		(1,195)
Current portion of long-term loans receivable from subsidiaries	44,235		36,751		7,484
Prepaid expenses	30		38		(8)
Accounts receivable – other	5,525		5,837		(312)
Deferred income taxes	12		40		(27)
Other current assets	16		4		12
Total current assets	66,981	6.6	46,445	5.0	20,536
II. Fixed assets					
Tangible fixed assets:					
Furniture and fixtures	43		56		(13)
Total tangible fixed assets	43	0.0	56	0.0	(13)
Intangible fixed assets:					
Software	15		13		1
Other intangible fixed assets	0		0		–
Total intangible fixed assets	15	0.0	13	0.0	1
Investments:					
Investments in subsidiaries	362,076		300,822		61,254
Long-term loans receivable from subsidiaries	587,193		584,090		3,103
Deferred income taxes	137		18		118
Other investments	22		0		21
Total investments	949,430	93.4	884,931	95.0	64,498
Total fixed assets	949,488	93.4	885,001	95.0	64,487
III. Deferred charges					
Start-up costs	261		391		(130)
Bond issuance expenses	76		123		(46)
Total deferred charges	337	0.0	514	0.0	(177)
Total assets	¥1,016,808	100.0	¥931,961	100.0	¥84,846

(Millions of yen)

	2005	%	2004	%	Change
Liabilities					
I. Current liabilities					
Accounts payable – trade	¥ 621		¥ 768		¥ (146)
Short-term borrowings from a subsidiary	–		17,018		(17,018)
Current portion of long-term loans	44,235		36,751		7,484
Accounts payable – other	5,296		4,235		1,061
Accrued income taxes	26		148		(122)
Accrued expenses	2,267		3,287		(1,020)
Other current liabilities	8		12		(3)
Total current liabilities	52,457	5.2	62,222	6.7	(9,765)
II. Non-current liabilities					
Bonds	130,000		30,000		100,000
Long-term loans	557,193		554,090		3,103
Accrued severance costs	6		–		6
Other non-current liabilities	185		–		185
Total non-current liabilities	687,385	67.6	584,090	62.6	103,294
Total liabilities	739,842	72.8	646,313	69.3	93,528
Stockholders' equity					
I. Common stock	100,000	9.8	100,000	10.7	–
II. Capital surplus:					
Additional paid-in capital	105,069	10.3	100,000	10.7	5,069
Other capital surplus	63,455	6.3	81,908	8.8	(18,452)
Transfer from additional paid-in capital	63,406		81,887		(18,480)
Gain on sales of common stock in treasury	48		20		28
III. Retained earnings:					
Unappropriated retained earnings	8,984	0.9	8,713	1.0	270
IV. Common stock in treasury	(543)	(0.1)	(4,973)	(0.5)	4,430
Total stockholders' equity	276,965	27.2	285,648	30.7	(8,682)
Total liabilities and stockholders' equity	¥1,016,808	100.0	¥931,961	100.0	¥ 84,846

5-(2)

Japan Airlines Corporation

Comparative Non-Consolidated Statements of Income

For the years ended March 31, 2005 and 2004

(Millions of yen)

	2005	%	2004	%	Change
Operating revenues	¥16,197	100.0	¥21,329	100.0	¥(5,132)
Operating expenses:					
Cost of operating revenues	9,238		5,566		3,672
Selling, general and administrative expenses	6,341		5,388		952
Total operating expenses	15,579	96.2	10,954	51.4	4,625
Operating income	617	3.8	10,374	48.6	(9,757)
Non-operating income:					
Interest income	17		0		17
Other non-operating income	22		9		13
Total non-operating income	39	0.2	9	0.1	30
Non-operating expenses:					
Interest expense	13		70		(56)
Amortization of start-up costs	130		130		–
Other non-operating expenses	23		14		8
Total non-operating expenses	167	1.0	215	1.0	(48)
Ordinary income	489	3.0	10,167	47.7	(9,678)
Extraordinary loss:					
Loss on sales and disposal of fixed assets	3		1,009		(1,006)
Loss on revaluation of investments in subsidiaries	103		–		103
Total extraordinary loss	106	0.6	1,009	4.8	(902)
Income before income taxes	382	2.4	9,158	42.9	(8,775)
Income taxes:					
Current	203		495		(291)
Deferred	(91)		(38)		(53)
Net income	270	1.7	8,701	40.8	(8,431)
Unappropriated retained earnings at beginning of the year	8,713		11		8,701
Unappropriated retained earnings at end of the year	¥ 8,984		¥ 8,713		¥ 270

Japan Airlines Corporation

Comparative Proposal for Appropriation of Retained Earnings and Other Capital Surplus

		(Millions of yen)
	2005	**2004**
Unappropriated retained earnings		
Appropriation of unappropriated retained earnings:		
Unappropriated retained earnings	¥ 8,984	¥ 8,713
Cash dividends (¥4 per share in 2005)	7,922	–
Unappropriated retained earnings to be carried forward	¥ 1,062	¥ 8,713
Other capital surplus		
Other capital surplus	¥63,455	¥81,908
Unappropriated other capital surplus to be carried forward	¥63,455	¥81,908

Japan Airlines Corporation

Notes to Non-Consolidated Financial Statements

March 31, 2005 and 2004

1. Summary of Significant Accounting Policies

a. Investments in securities

Investments in subsidiaries are stated at cost based on the moving average method.

b. Tangible fixed assets

The straight-line method based on their estimated useful lives.

c. Deferred charges

Start-up costs are capitalized and are being amortized over a period of 5 years. Bond issuance expenses are capitalized and are being amortized over a period of 3 years.

d. Accrued severance costs

To provide for employees' severance indemnities, accrued severance costs have been provided at an amount calculated based on the retirement benefit obligation.

e. Leases

The Company leases certain equipment under noncancelable lease agreements referred to as capital leases. At the Company, capital leases defined as leases which do not transfer the ownership of the leased property to the lessee, are accounted for as operating leases.

f. Hedge accounting

The related interest differential paid or received on interest-rate swaps used as hedging instruments is recognized over the term of each swap agreement as an adjustment to the interest expense of the underlying hedged items if certain conditions are met.

g. Consumption taxes

Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes.

h. Income taxes

The Company applied the Japanese consolidated corporate tax return system.

2. Other Footnote Information

a. As permitted by the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying non-consolidated financial statements do not necessarily agree with the sum of the individual amounts.

b. Accumulated depreciation at March 31, 2005 and 2004 amounted to ¥16 million and ¥10 million, respectively.

c. At March 31, 2005 and 2004, investments in subsidiaries which are pledged as collateral amounted to ¥15,342 million and nil, respectively.

d. At March 31, 2005 and 2004, contingent liabilities for guarantees amounted to ¥668,678 million and ¥581,459 million, respectively.

3. Fair Value of Investments in Subsidiaries

Investments in subsidiaries are stated at cost. Net unrealized loss on investments in marketable securities of subsidiaries at March 31, 2005 is summarized as follows:

	March 31, 2005		
	Carrying value	Estimated fair value	Net unrealized loss
		(Millions of yen)	
Investments in subsidiaries	¥15,792	¥15,628	¥(164)

At March 31, 2004, Investments in subsidiaries had no determinable market prices and the related fair value information had been omitted.

4. Tax-Effect Accounting

The significant components of deferred tax assets and liabilities and the related valuation allowance at March 31, 2005 and 2004 were as follows:

	March 31,	
	2005	2004
	(Millions of yen)	
Deferred tax assets:		
Accounts payable	¥ 75	¥ –
Accrued enterprise tax	–	36
Loss on revaluation of investments in subsidiaries	42	–
Amortization of deferred charge	–	20
Other	37	6
	154	63
Valuation allowance	(4)	(5)
Deferred tax assets, net	¥150	¥58

A reconciliation between the Japanese statutory tax rate and the Company's effective tax rate for the years ended March 31, 2005 and 2004 is as follows:

	Year ended March 31,	
	2005	2004
Japanese statutory tax rates	40.7%	43.9%
Non-taxable income, including dividends received	(26.6)	(39.8)
Disallowed expenses, including entertainment expenses	15.3	0.5
Other	(0.1)	0.4
Effective tax rates	29.3%	5.0%

5. Leases

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of March 31, 2005 and 2004 and the related depreciation and interest expense for the years ended March 31, 2005 and 2004, which would have been reflected in the non-consolidated balance sheets and the related statements of income if capital lease accounting had been applied to the capital leases currently accounted for as operating leases:

	March 31,	
	2005	**2004**
	Vehicles	
	(Millions of yen)	
Acquisition costs	¥14	¥7
Less accumulated depreciation	(6)	(1)
Net book value	¥ 7	¥5

	Year ended March 31,	
	2005	**2004**
	(Millions of yen)	
Depreciation expense	¥4	¥1
Interest expense	¥0	¥0

Lease expenses relating to capital leases accounted for as operating leases amounted to ¥4 million and ¥1 million for the years ended March 31, 2005 and 2004, respectively.

The present value of future rental expenses under capital leases outstanding at March 31, 2005 and 2004 which have been accounted for as operating leases is summarized as follows:

	March 31,	
	2005	**2004**
	(Millions of yen)	
Within 1 year	¥4	¥2
Over 1 year	3	3
	¥8	¥5

JAL-Group Consolidated Traffic Statistics

1. INTERNATIONAL PASSENGER

(1) Combined traffic statistics of the JAL Group, including: JAL, JAPAN ASIA AIRWAYS & JALWAYS

	International passenger traffic						
	Number	y.o.y.%	RPK(000s)	y.o.y.%	ASK(000s)	y.o.y.%	L/F%
FY2002	14,640,627	104.1	69,959,085	105.5	101,318,548	105.6	69.0
FY2003	11,745,032	80.2	59,159,861	84.6	91,644,570	90.5	64.6
Apr-04	1,075,298	154.1	5,135,759	146.3	7,985,995	113.5	64.3
May-04	1,094,443	195.3	5,265,777	165.2	8,260,296	126.5	63.7
Jun-04	1,168,011	181.5	5,623,430	150.1	8,043,898	132.5	69.9
Apr-Jun	3,337,752	175.5	16,024,965	153.4	24,290,190	123.7	66.0
Jul-04	1,292,948	146.9	6,082,544	130.6	8,538,030	119.4	71.2
Aug-04	1,337,964	123.8	6,269,279	115.2	8,783,684	110.4	71.4
Sep-04	1,269,992	116.7	5,973,811	110.0	8,158,863	103.9	73.2
Jul-Sep	3,900,904	128.0	18,325,634	118.0	25,480,577	111.0	71.9
Oct-04	1,284,357	111.2	5,941,480	103.9	8,316,608	101.6	71.4
Nov-04	1,241,715	110.4	5,680,641	103.1	8,168,814	100.9	69.5
Dec-04	1,228,011	103.8	5,723,753	97.5	8,592,154	99.0	66.6
Oct-Dec	3,754,083	108.4	17,345,873	101.4	25,077,576	100.5	69.2
Jan-05	1,289,880	108.7	5,993,059	104.5	8,480,232	100.8	70.7
Feb-05	1,186,623	112.5	5,414,625	107.2	7,667,819	100.8	70.6
Mar-05	1,273,980	116.7	5,882,158	111.0	8,495,862	105.2	69.2
Jan-Mar	3,750,483	112.5	17,289,842	107.5	24,643,913	102.3	70.2
FY2004 TTL	14,743,222	125.5	68,986,317	116.6	99,492,256	108.6	69.3

RPK = Revenue Passenger Kilometers (product of distance flown multiplied by revenue passengers carried)
ASK=Available Seat Kilometers (capacity)
L/F=RPK÷ASK

(2) INTERNATIONAL PASSENGER TRAFFIC BY ROUTE

		FY2004							FY2003
	ROUTE	PAX NBR	y.o.y.%	RPK 000s	y.o.y.%	ASK 000s	y.o.y.%	L/F%	L/F%
JAL Group	Transpacific	3,397,866	107.5	26,019,557	107.0	33,637,898	99.6	77.4	72.0
	Europe	1,570,847	115.3	14,608,174	115.4	20,980,997	110.0	69.6	66.3
	S.E.Asia	4,478,227	135.7	14,870,895	130.2	24,624,752	117.1	60.4	54.3
	Oceania	851,984	104.9	5,925,197	105.3	8,182,373	105.2	72.4	72.4
	Guam/Spn	1,076,967	126.4	2,673,266	129.0	3,869,963	111.5	69.1	59.7
	Korea	1,616,502	128.6	1,616,749	132.0	2,201,660	108.4	73.4	60.3
	China	1,750,251	174.9	3,270,299	177.1	5,980,454	133.6	54.7	41.3
	Others	578	-	2,181	-	14,159	-	15.4	-
	TTL	14,743,222	125.5	68,986,317	116.6	99,492,256	108.6	69.3	64.6

2. DOMESTIC PASSENGER

(1) Combined domestic traffic statistics of the JAL Group, including: JAL,JAPAN TRANSOCEAN AIR, JAL EXPRESS, J-AIR, Japan Air Commuter, Hokkaido Air System, & RYUKYU AIR COMMUTER(2004.10-)

	DOMESTIC passenger traffic						
	Number	y.o.y.%	RPK(000s)	y.o.y.%	ASK(000s)	y.o.y.%	L/F%
FY2002	46,520,059	100.4	34,820,104	100.8	53,311,742	100.0	65.3
FY2003	46,427,218	99.8	34,627,625	99.4	54,206,160	101.7	63.9
Apr-04	3,335,865	97.4	2,460,936	98.5	4,320,379	97.7	57.0
May-04	3,703,740	94.2	2,738,683	95.2	4,478,513	98.4	61.2
Jun-04	3,468,008	90.9	2,574,813	91.2	4,259,711	97.1	60.4
Apr-Jun	10,507,613	94.1	7,774,433	94.8	13,058,600	97.7	59.5
Jul-04	3,792,754	90.9	2,846,418	91.3	4,568,612	96.4	62.3
Aug-04	4,206,002	91.7	3,202,393	92.4	4,610,633	94.7	69.5
Sep-04	4,015,545	92.6	3,046,496	92.7	4,226,140	93.7	72.1
Jul-Sep	12,014,301	91.7	9,095,306	92.1	13,405,385	94.9	67.8
Oct-04	4,046,659	95.5	3,005,048	95.4	4,310,178	93.0	69.7
Nov-04	3,886,070	99.5	2,808,612	98.0	4,331,941	98.8	64.8
Dec-04	3,396,273	100.4	2,473,761	98.5	4,376,292	97.1	56.5
Oct-Dec	11,329,002	98.3	8,287,420	97.2	13,018,416	96.3	63.7
Jan-05	3,428,762	103.6	2,588,238	103.5	4,433,874	101.0	58.4
Feb-05	3,463,746	101.0	2,631,493	100.9	4,033,395	95.3	65.2
Mar-05	3,961,660	101.6	2,990,684	102.3	4,460,511	97.4	67.0
Jan-Mar	10,854,168	102.1	8,210,418	102.2	12,927,781	97.9	63.5
FY2004 TTL	44,705,084	96.3	33,367,574	96.4	52,410,183	96.7	63.7

RPK = Revenue Passenger Kilometers (product of distance flown multiplied by revenue passengers carried)
ASK=Available Seat Kilometers (capacity)
L/F=RPK÷ASK

3, JAL GROUP-CARGO TONNAGE

(1) Combined traffic statistics of the JAL Group, including: JAL, JAPAN ASIA AIRWAYS, JAPAN TRANSOCEAN AIR, JAL EXPRESS, Japan Air Commuter, Hokkaido Air System, & RYUKYU AIR COMMUTER(2004.10-)

	INTERNATIONAL				DOMESTIC			
	CARGO		MAIL		CARGO		MAIL	
	Tons	y.o.y.%	Tons	y.o.y.%	Tons	y.o.y.%	Tons	y.o.y.%
FY2002	740,879	112.9	26,956	96.4	440,279	99.3	88,253	95.2
FY2003	744,563	100.5	25,811	95.8	444,526	101.0	91,680	103.9
Apr-04	66,276	113.3	1,905	88.0	37,460	112.4	6,382	102.8
May-04	64,954	113.6	1,897	85.8	34,306	104.2	6,318	101.1
Jun-04	67,301	119.9	2,003	97.0	35,857	108.1	6,808	105.2
Apr-Jun	198,531	115.6	5,804	90.1	107,620	108.2	19,508	103.1
Jul-04	70,670	123.5	2,084	99.5	41,350	100.7	9,112	108.5
Aug-04	66,636	117.2	1,955	98.1	36,770	100.5	7,688	106.7
Sep-04	72,046	115.7	2,052	95.9	38,787	103.1	7,109	102.9
Jul-Sep	209,352	118.7	6,091	97.8	116,906	101.4	23,911	106.2
Oct-04	75,144	106.7	2,157	87.9	39,073	95.2	7,722	94.0
Nov-04	70,633	100.6	2,193	102.8	37,424	101.0	7,555	97.4
Dec-04	68,856	104.7	2,960	104.1	48,105	99.9	11,892	100.2
Oct-Dec	214,633	104.0	7,310	98.4	124,602	98.7	27,171	97.6
Jan-05	56,383	104.7	2,144	110.7	30,214	98.3	6,280	84.7
Feb-05	55,073	87.3	1,940	104.4	31,804	97.7	6,361	88.7
Mar-05	70,971	97.1	2,303	120.1	39,637	98.3	7,376	94.4
Jan-Mar	182,427	96.0	6,387	111.8	101,655	98.1	20,017	89.4
FY2004 TTL	804,940	108.1	25,593	99.2	450,782	101.4	90,606	98.8

June 9, 2005

Japan Airlines Corporation

4-11, Higashi-shinagawa 2-chome, Shinagawa-ku, Tokyo, Japan

Notice of the Third Annual General Meeting of Shareholders

Dear Shareholder:

This is to inform you that the third annual general meeting of shareholders of Japan Airlines Corporation (the Company) will be held in accordance with the schedule indicated below. You are cordially invited to attend.

If you are unable to attend the meeting you will be able to exercise your voting rights by written proxy. In that event, please refer to the reference document below, and return the enclosed form for exercising voting rights by proxy after indicating your approval or disapproval and affixing your official seal or signature.

1. Date and Time: June 28, 2005 (Tuesday), 10:00 AM
2. Place: Tsurunoma Room, main banquet hall floor (Main Bldg. 1F), Hotel New Otani, 4-1 Kioi-cho, Chiyoda-ku, Tokyo
3. Objectives of the Meeting

   Reports

   Item 1: Reporting on the business report, consolidated balance sheet, consolidated statement of operations, and reports on the consolidated financial statements by the independent auditors and the board of corporate auditors for the third term (from April 1, 2004, to March 31, 2005)

   Item 2: Reporting on the balance sheet and statement of operations for the third term (from April 1, 2004, to March 31, 2005)

   Proposed Resolutions

   Item 1: Approval of proposed appropriation of retained earnings for the third term

   Item 2: Amendments to the Articles of Incorporation. A summary of the proposed resolutions is described in the "Reference Document for Exercising Voting Rights" below (page 31 to page 34).

   Item 3: Election of 10 directors

   Item 4: Presentation of lump-sum retirement bonuses to outgoing directors, and payment of lump-sum retirement bonuses to directors due for re-election and corporate auditors currently in office for that portion of their service rendered up to March 31, 2005.

   Item 5: Revision of the amount of compensation of directors

Sincerely yours,

Toshiyuki Shinmachi
Group Chief Executive Officer

Notes

Please note that the English translation of this Notice of the Third Annual General Meeting of Shareholders and all of the attached documents is provided for reference only; Business Report, Balance Sheet (Consolidated and Non-Consolidated), Statement of Operation (Consolidated and Non-Consolidated), Proposal for Appropriation of Retained Earnings, copy of Report of Independent Auditors (Consolidated and Non-Consolidated), copy of Report of the Board of Corporate Auditors (Consolidated and Non-Consolidated), and Reference Document for Exercising Voting Rights. The official documents are written in Japanese, and in the event of a discrepancy, the Japanese documents shall prevail.

The company announced its financial results for the fiscal year ended March 31, 2005 (FY2004) on May 9, 2005. Please refer to the company's URL: http://www.jal.com/en/

【attached documents】

Business Report (From April 1, 2004, to March 31, 2005)

As a result of the occurrence of a series of problems relating to safe operations, in March 2005 the JAL Group was the subject of a business improvement order relating to the assurance of air transport safety and of administrative warnings issued by the Minister of Land, Infrastructure and Transport.

Maintaining operational safety is the very basis of the JAL Group's existence and also its social responsibility, and therefore we take this situation very seriously and have reflected deeply on it. We wish to offer our most sincere apologies to our shareholders, our customers, and all other individuals affected for all trouble and anxiety they have been caused.

All involved in the management of the Group are now at the forefront of efforts to rebuild the safety structure throughout the Group, which they are guiding with strong commitment and leadership. We will be doing everything in our power to restore the confidence of society as a whole in the Group.

We hope to continue to receive the support and encouragement of all our shareholders.

1. Business Overview

(1) Business Performance of JAL Group

During the reporting period, the Japanese economy maintained its modest recovery trend, buoyed by a substantial improvement in corporate earnings, but consumer spending still fell short of a full-scale recovery. In the aviation industry, there was an improvement in passenger demand on international routes, which had fallen in the previous term as a result of factors such as the Iraq conflict and the SARS epidemic. Domestic passenger demand, however, slackened, and operating expenses increased as a result of higher aviation fuel prices. In consequence, the operating environment remained very difficult.

The JAL Group — which was born from the business integration in 2002 — underwent a reorganization in April 2004 to a structure in which Japan Airlines International Co., Ltd. succeeded the former Japan Airlines (JAL) in providing international passenger services and cargo services, and Japan Airlines Domestic Co., Ltd. succeeded the former Japan Air System (JAS) in providing domestic passenger services.

With this reorganization, all flights operating with the former JAL and JAS flight-number prefixes were standardized as JAL flights, and other steps were taken to establish the JAL brand, including the standardization of staff uniforms and airport counter designs. Subsequently, in June 2004, the Company's trade name as the holding company of the JAL Group was changed to Japan Airlines Corporation (JALS) —a further step to ensure thorough market penetration by the JAL brand.

In December 2004 the Company began issuing the JAL Card Suica in partnership with East Japan Railway Company (JR East), enabling the Company to provide enhanced services. This IC (integrated circuit) card links land and sky by enabling passengers to board trains and flights on JR East lines and JAL domestic routes by simply using their cards to "touch-and-go." Miles accumulated with JAL can be exchanged for credit on passengers' Suica cards, making it easier for people to accumulate and use miles in the Company's mileage program and thereby enhancing the JAL Group's competitiveness.

During the period under review the total volume of passengers and cargo carried on the JAL Group's international and domestic routes rose by 8.7% year-on-year, to 14,226.35 million revenue ton-kilometers.

To counter the steep increase in the price of aviation fuel, the JAL Group was quick to formulate and implement appropriate measures. These included ¥47 billion improvements to the balance of revenue and expenditure, including steps to boost revenues by revising plans for numbers of routes and flights and revising fares, and a range of cost-cutting initiatives.

On a consolidated basis (156 consolidated subsidiaries; 21 affiliates accounted for by the equity method) the Group posted operating revenues of ¥2,129.8 billion, up by 10.3%. Operating expenses increased by 3.7%, to ¥2,073.7 billion, as the reduction of personnel costs achieved by reforming the retirement benefit program was more than offset by factors such as the steep rises in fuel prices. In consequence, operating income totaled ¥56.1 billion, ordinary income totaled ¥69.8 billion, and net income was ¥30.0 billion.

(2) Status of JAL Group Individual Operations

International Passenger Operations

In international passenger operations the Group took steps to meet demand by actively developing routes to high growth markets, in particular China. Newly inaugurated China routes include Tokyo, Osaka to Hangzhou, and Osaka to Qingdao. Osaka to Hanoi was one of the new routes inaugurated to other Asian countries. At the new Central Japan International Airport opened in February 2005, the Group developed routes to satisfy the demand of customers in the central Japan region in addition to the flights that were transferred from Nagoya Komaki Airport. The Group inaugurated routes to Paris and Guangzhou; increased flight frequency and started operating larger aircraft on the routes to Manila, Bangkok and Busan, Competitiveness was also enhanced by the introduction of two Boeing 777-300ER aircraft.

In addition, the competitiveness of JALways was boosted when the carrier expanded its network to encompass all Japan–Bangkok routes, the Tokyo–Kona–Honolulu route, and the Osaka–Brisbane–Sydney route.

With respect to marketing, to mark the standardization of all routes operated by Japan Airlines International as JAL flights, a campaign called the "JJ Integration Campaign" was run from April. Also, on the fiftieth anniversary of operations on Hawaii routes the Group implemented the "Feel New Hawaii" campaign, which was designed to boost demand by telling the public about Hawaii's new appeal.

To meet the increase in demand for travel to China, a "Power China! JAL" publicity campaign was implemented from July, and steps were also taken to win demand among businesspeople with the "JAL China Power Up" campaign. In addition, in tandem with the inauguration of the routes to Hangzhou, we sought to develop sightseeing and tourism demand by marketing tours to the region around Shanghai.

To stimulate demand originating overseas, the Group was an active participant in the Japanese government's "Visit Japan Campaign," and engaged in activities to stimulate tourism not only from neighboring countries but also from Europe, the U.S., and Australia.

In the sphere of fares the Group took further steps to match what customers wanted, however diverse. During the fiscal year we greatly expanded "Super Maeuri (advance purchase) Goku" fares, the "Long Stay Goku" fares, and "Web Goku" fares available only on the JAL Web site, and we introduced the "Economy Saver Plus" and "Birthday Goku" fares.

To enhance products and services, the Group steadily increased the number of routes on which Shell Flat Seats are fitted for executive-class passengers to give them more private space, bringing them into use on seven major routes to Europe and the U.S. In addition, in December 2004 we started a service on the London route that enables passengers to connect with the Internet from their own personal computers in the passenger cabin.

The JAL Group's total number of international passengers rose by 25.5% from the previous fiscal year, to 14.74 million, and operating revenue was up by 22.1%, to ¥671.2 billion.

Domestic Passenger Operations

In April 2004 the numbers of flights on all domestic routes operated by Japan Airlines Domestic adopted the standard "JAL" prefix, and all flights on domestic routes were given four digits as part of a switch to a new structure in which flight numbers are allocated on a regional basis. Customer convenience was also enhanced by integrating facilities such as reservation desks and counters at airports.

In network operations, the numbers of flights and large-size aircraft used on trunk routes were increased. There was also expansion on regional routes, for example increases in flights on the Nagoya–Fukuoka route and the Sendai–Sapporo route. Meanwhile profitability was further improved by suspending operations or reducing flights on routes that were not generating adequate profits.

At the Central Japan International Airport, opened in February 2005, almost all flights that were originally based at Nagoya Komaki Airport were transferred to the new airport. Meanwhile the municipally operated Nagoya Komaki Airport, reopened on the same day after renovation, and as it offers the advantage of being located close to the center of Nagoya, the operation by J Air of its 50-seat CRJ200s has been continued there, for the greater convenience of customers in the Central Japan area.

With respect to marketing, the Group sought to offer fares that were both competitive and facilitated use of its services. The "Bargain Fares" and "Birthday Discount Fares," both of which have proved popular among customers, were maintained so as to continue to stimulate demand. The Okinawa, Hokkaido and other existing sales-promotion campaigns were continued, and the "JAL Uraraka Shikoku" campaign was initiated in April 2004. These were designed to promote sales by stimulating tourism demand and projecting a positive image of the JAL Group's enhanced network.

Product development was also pursued actively. In June 2004, for example, the new "Class J" was introduced, offering passengers the use of an extra-comfortable seat for just an extra ¥1,000 yen charge. By offering a new style of relaxation, "Class J" has maintained a high utilization rate since its introduction, providing evidence of the excellent reception that customers have given it.

The renovation of Terminal 1 at Haneda Airport was completed in December 2004. A reduction in passengers' waiting time and an increase in the number of installations, such as counters and security gates were the key objectives of the renovation. The overall aim was to create a spacious and comfortable environment in which passengers would be able to board their flights more smoothly.

February 2005 saw the inauguration at major domestic airports of the "JAL IC Check-in Service," which enables passengers to board their flights by simply using smartcards to "touch-and-go" without the need to visit check-in counters or have boarding passes. This is a state-of-the-art, epoch-making service, the first of its kind by a domestic airline operator, and its great convenience has been attracting a steady increase in the number of users.

Marketing activities such as these led to an improvement of 4.7% in passenger unit revenue from the previous term. The JAL Group's total number of domestic passengers declined by 3.7%, to 44.7 million, owing to such factors as an increase in flight cancellations due to typhoons. Nevertheless, operating revenue rose by 0.9% to a total of ¥674.7 billion.

Cargo Operations

International cargo operations were affected positively by the overall briskness of the world economy, the robustness of the economic expansion in the U.S., and the continuing rapid expansion in China. This led to a very substantial increase in demand from the previous fiscal year.

As for the merchandise transported, there was a brisk pace of shipments of numerous goods that reflected the buoyancy of economic activity, such as manufactured goods, textiles, and fresh produce, with particularly large increases in both imports and exports of DVD-related equipment, digital cameras, and products and components relating to flat-screen televisions – the current top three "must-have" consumer durables.

Cargo movements were generally brisk in all geographical sectors, primarily for export cargoes from Japan. On U.S. routes demand was substantial, powered by goods in the automotive field; on European routes there was firm demand for the carriage of digital consumer electronics products, backed by extraordinary demand until the summer in the field of air-conditioning products; and on Asian routes there was heavy demand for the transportation of electronic components and semiconductor-manufacturing equipment.

In its route operations the Group expanded capacity to China, where strong growth is expected over the medium term. The expansion included increases in the number of flights on the Shanghai route from April 2004, and inaugurating of the Tokyo–Guangzhou route in November. Also, with the opening of the Central Japan International Airport in February 2005, the Group took steps to satisfy demand in the central Japan region, one of the principal production bases of the Japanese economy, by for example starting the first cargo flights to the U.S. from that region.

With respect to transportation capacity, the JAL Group became the first airline group in Japan to introduce two Boeing 747-400 freighters. Compared with the 10 existing Boeing 747-200 freighters operated by the Group, these aircraft are able to fly more than 20% further nonstop, owing to enhanced fuel-consumption efficiency, and their maximum takeoff weight is approximately 19 tons more. The temperature-control capabilities for the holds have also been enhanced, enabling us to carry important cargoes entrusted to us by our customers in greater safety, in greater quantities, and over greater distances.

The total cargo transportation volume on international routes increased by 7.1% from the previous term, to 4,681.72 million ton-km, and operating revenue was up by 12.0%, to ¥171.3 billion.

The Group's domestic cargo business was buoyed in the first half by the impetus of the economic recovery in the previous fiscal year, and cargo movements were relatively brisk. However, after the summer, typhoons led to an increase in flight cancellations, adverse weather depressed production of agricultural produce, and a mood of stagnation crept back into the economy, causing the pace of growth in cargo to slow.

As a consequence, the JAL Group's total cargo transportation volume on domestic routes increased by 4.9% year-on-year, to 394.56 million ton-km, but operating revenue fell by 0.9%, to ¥30.5 billion.

Other Operations

In related businesses, factors such as the increase in demand related to passenger operations on international routes enabled many companies to achieve both revenue and profit growth.

In airline-related business, companies engaging in the sale of in-flight meals achieved year-on-year increases in revenues, buoyed by the recovery in passenger demand; and for those in the business of supplying electric power in Narita achieved increased sales to foreign airlines. As a result, performance in this segment was strong.

In the field of travel services there was substantial year-on-year growth in demand for overseas tourism, and domestic tourism demand was also robust.

In other businesses there was a strong recovery in demand in such spheres as hotels and sales of duty-free goods. There were increases in revenues in the credit-card business as the number of JALCard cardholders grew, and in the sales of the BLUE-SKY outlets at Japanese airports.

As a result of these developments, the revenues from the JAL Group's related operations (after consolidation adjustments) rose by 13.4% year-on-year, to ¥636.1 billion.

(3) Issues to Be Addressed by the JAL Group

Safe Operations

"Safety in flight operations is the very foundation and social responsibility of the JAL Group. To carry out our mission of assuring safety, the management will exert its strong resolve and the employees will bear an awareness of their individual roles and responsibilities, and together we will combine our utmost knowledge and capabilities to ensure the safety and reliable operation of each and every flight."

This commitment to safety has been laid down as the JAL Group Safety Charter. All employees and officers of the Group will return to the spirit of this charter and do everything in their power to restore confidence in the JAL Group.

We have taken very seriously the public reprimand we have received, and on the basis of the factors that were found to be common to the series of incidents, the management of the Group will take the lead in implementing the following remedial measures.

a) The entire JAL Group will be made thoroughly aware that safety has priority over all else, and efforts should be made to ensure that business improvements are all premised on safety.

b) Steps will be taken to ensure that in any situation all employees are able to act independently from the standpoint of safety consciousness.

c) In order to strengthen unity between staff in workplaces and the management, senior managers will take active steps to visit all workplaces in order to increase interactive communication and create an open workplace culture.

These remedial measures will be put into effect immediately, and while verifying the degree to which they are permeating the Group they will be implemented on an ongoing basis and the Group's safety structure for the future will be put in place.

In order to further enhance safety consciousness, the president and all other board members will visit all workplaces to hold safety meetings to deepen employees' understanding of safety issues, and to talk directly with staff to encourage interactive communication.

In addition, all regulations and procedures in all departments will be reviewed to ensure that they are being strictly adhered to. The JAL Group as a whole will act as one in rebuilding the safety structure, and will do everything in its power to restore the confidence of shareholders and society as a whole.

Reform of the Business Structure

The severe operating environment in the aviation industry is likely to continue, including the persistence of fuel prices at record-high levels. In view of this, the JAL Group will reform its operating structure in a way that ensures the managerial robustness to build a structure that will enable the Group to generate profits – always premised on the maintenance of operational safety – in any business environment, even in the face of sharp rises in fuel prices and sluggish demand.

Specifically, emphasis will be placed on the following three items.

a) Structural reform of international passenger operations
We will reallocate resources and build a network in a way that places greater emphasis on profitability, for example, by concentrating on profitable and high-growth routes and by reorganizing or eliminating unprofitable routes. We will also endeavor to enhance cost-competitiveness still further in such ways as reducing the number of aircraft types and configurations specifications and expanding the scale of operations of JALways.

b) Reform of the cost structure
We will implement diverse measures such as enhancing the efficiency of spending on personnel costs through changes to the organization, staffing, and retirement benefit expenses; reviewing our agreements with contractors outside the Group; and lowering sales costs by making greater use of information technology (IT). Through these we aim to improve the Group's income and expenditure situation by reforming the cost structure, achieving savings of ¥75 billion in fiscal 2007 and of at least ¥100 billion in future years.

c) Active development of growth markets
We will continue to enhance our products and services in international passenger operations by vigorously developing our activities in the Chinese and Asian markets, where medium to long-term growth is projected. We will develop cargo operations in growth markets such as China and through the late-night cargo market in Japan.

The JAL Group's Aims

The JAL Group is dedicated to rebuilding its safety structure and achieving simplification and standardization in various aspects of its operations. Our aim is to create a lean group management structure by such means as integrating the holding company and operating companies; reducing the number of executive officers; and by increasing the use of information technology to simplify business processes.

Through efforts such as these, the Group will endeavor to attain the following goals: consolidated net income of at least ¥10 billion in fiscal 2005; bringing international passenger operations back into the black in fiscal 2006; and achieving consolidated operating income of at least ¥100 billion in fiscal 2007.

Also, as part of the JAL Group's vigorous approach to fulfilling its corporate social responsibility (CSR), it has established the Group Corporate Social Responsibility Committee chaired by the Group CEO. Under the committee's guidance, the Group undertakes CSR activities in a unified manner. It will continue in the future to undertake activities in every field — economic, environmental, or social — that place importance on its shareholders, customers, the community, its employees, and all other stakeholders.

Always premising its conduct on the maintenance of safe operations, the JAL Group will continue to create simple and easy-to-understand products and services that attract customers. Through structural reform the Group will enhance corporate value and reward the confidence held in it by its shareholders.

We hope to continue receiving the understanding and support of our shareholders.

(4) Capital Investments and Fund Procurement

a. Capital Investments

The aggregate amount of capital investment by the JAL Group during the term was ¥117.5 billion, down by 23.8% year-on-year. This comprised ¥63.6 billion of investments in aircraft, down by 39.6%; ¥32.5 billion in ground equipment, up by 50%; and ¥21.3 billion in intangible fixed assets, down by 21.3%.

A total of 13 new aircraft were introduced during the term, of which one was purchased and 12 were leased. In addition, 12 aircraft were purchased upon the expiry of their leases, and 14 were decommissioned.

Among the aircraft currently on order, nine were included in the capital investment made during the term.

b. Fund Procurement

To procure the funds required for the capital investment described above, the Company raised a total of ¥48.1 billion in the form of long-term borrowings, and a total of ¥100 billion from the issuance of guaranteed Euroyen convertible bonds with subscription rights maturing in 2011.

(5) Business Results and Assets

a. JAL Group's Business Results and Assets

Item	(FY2001)	1st term (FY2002)	2nd term (FY2003)	3rd term (FY2004)
Operating revenue (¥ million)		2,083,480	1,931,742	2,129,876
Ordinary income (¥ million)		15,840	(71,938)	69,805
Net income (¥ million)		11,645	(88,619)	30,096
Net income per share (¥)		5.92	(45.19)	15.24
Total assets (¥ million)		2,172,284	2,133,418	2,162,654
Net assets (¥ million)		254,256	159,273	194,746
Net assets per share (¥)		129.66	81.16	98.34

Notes:
1. Parentheses indicate losses
2. The Company was established as a holding company on October 2, 2002, through the business integration of JAL and JAS. For this reason, there is no description of business results and assets for the period prior to the 2001 fiscal year.
3. Net income per share is calculated based on the average number of issued shares for the entire term, and the net assets per share is calculated based on the number of issued shares at the end of the term. In each case, the number of shares of treasury stock is deducted from the number of issued shares.

For the first term, the JAL Group posted net income of ¥11.6 million. The factors behind this were that the aftereffects of the September 11 terrorist attacks in the U.S. lingered amid mounting uncertainty about the prospects for the world economy, causing passenger demand on international routes to slacken, but demand in the cargo and domestic passenger sectors were robust.

In the second term, the fiscal year to March 2004, in spite of cost reductions achieved through the business integration there was a substantial decline in passenger demand on international routes owing to developments such as the Iraq conflict and the SARS outbreaks. As a result, the Group incurred a net loss of ¥88.6 billion.

The situation in the term under review is described in the preceding section "1. Business Overview (1) Business Performance of JAL Group."

b. Company's Business Results and Assets

Item	(FY2001)	1st term (FY2002)	2nd term (FY2003)	3rd term (FY2004)
Operating revenue (¥ million)		3,176	21,329	16,197
Ordinary income (¥ million)		40	10,167	489
Net income (¥ million)		11	8,701	270
Net income per share (¥)		0.01	4.41	0.13
Total assets (¥ million)		619,604	931,961	1,016,808
Net assets (¥ million)		289,351	285,648	276,965
Net assets per share (¥)		146.24	145.54	139.84

Notes

1. The Company was established as a holding company on October 2, 2002, through the business integration of JAL and JAS. For this reason, there is no description of business results and assets for the period prior to the 2001 fiscal year.
2. Net income per share is calculated based on the average number of issued shares for the entire term, and the net assets per share is calculated based on the number of issued shares at the end of the term. In each case, the number of shares of treasury stock is deducted from the number of issued shares.

The Company is the holding company for the JAL Group, and in that capacity it generates earnings from such sources as dividends from its operating subsidiaries, management guidance fees collected from those companies, fees for special fiduciary services and interest on loans.

2. Company Overview

[The statements hereafter are true as of March 31, 2005, unless otherwise specified.]

(1) The JAL Group's Principal Activities

Operation of scheduled and non-scheduled air transportation businesses, aircraft maintenance business, and additional and related businesses

(2) Principal Branch Offices and Service Centers of the JAL Group

JAL Head office: 4-11, Higashi-Shinagawa 2-chome, Shinagawa-ku, Tokyo

In Japan:	Sapporo, Hakodate, Asahikawa, Obihiro, Kushiro, Kitami, Aomori, Akita, Morioka, Yamagata, Sendai, Fukushima, Tokyo, Niigata, Nagoya, Kanazawa, Toyama, Nagano, Osaka, Wakayama, Okayama, Hiroshima, Sanin, Matsuyama, Kochi, Takamatsu, Tokushima, Fukuoka, Yamaguchi-Kitakyushu, Nagasaki, Oita, Kumamoto, Miyazaki, Kagoshima, Amami and Okinawa
Overseas:	Seoul, Busan, Beijing, Tianjin, Qingdao, Shanghai, Dalian, Xiamen, Guangzhou, Xian, Hangzhou, Hong Kong, Manila, Bangkok, Hanoi, Ho Chi Minh City, Singapore, Kuala Lumpur, Jakarta, Denpasar, Sydney, Brisbane, Auckland, New Delhi, Cairo, Moscow, Frankfurt, Amsterdam, Zurich, London, Paris, Madrid, Milan, Rome, Vienna, Guam, Saipan, Vancouver, New York, Chicago, Atlanta, Los Angeles, San Francisco, Las Vegas, Anchorage, Honolulu, Kona, Mexico City, Sao Paulo, Taipei and Kaohsiung
Service Center:	Haneda Maintenance Center, Narita Maintenance Center

(3) JAL Group Fleet

Type of Aircraft	Number of Aircraft	Number of Seats or Maximum Weight Loading	Comments
B747-400 (long distance)	34	303 to 449 seats	1 is on lease.
B747LR-SUD (long distance)	14	350 to 483 seats	
B747LR (long distance)	8	383 to 435 seats	4 are on lease.
B747-400D (short distance)	8	546 seats	1 is on lease.
B747SR-SUD (short distance)	2	563 seats	
B747SR (short distance)	1	533 seats	
B747-400F (cargo only)	2	110 tons	Both are on lease.
B747F (cargo only)	10	110 tons	3 are on lease.
(Subtotal)	(79)		
B777-200	13	380, 388 seats	3 are on lease.
B777-300	7	472 seats	All are on lease.
B777-200ER	9	268, 302 seats	All are on lease.
B777-300ER	2	292 seats	Both are on lease
(Subtotal)	(31)		
DC-10-40	6	266, 268 seats	
A300-600R	22	290 seats	8 are on lease.
A300	6	298 seats	
(Subtotal)	(28)		
B767-200	3	207 seats	
B767-300	22	232, 270 seats	7 are on lease.
B767-300ER	12	237 seats	All are on lease.
(Subtotal)	(37)		
MD-90	16	166 seats	2 are on lease.
MD-81	18	163 seats	6 are on lease.
MD-87	8	134 seats	2 are on lease.
B737-400	23	150 to 167 seats	14 are on lease.
DHC 8-400	5	74 seats	3 are on lease.
YS-11	6	64 seats	
CRJ200	6	50 seats	All are on lease.
SAAB 340B	14	36 seats	5 are on lease.
DHC 8-100	4	39 seats	
BN-2B	3	9 seats	
Total	284		

(4) Shares

a. Number of Shares

Authorized:	6,936,918,000 shares
Issued:	1,982,383,250 shares

Notes

1. As a result of a simple share exchange with its subsidiary Japan Asia Airways Co., Ltd. on April 1, 2004, the Company's total number of issued shares increased by 65,000,000.
2. On February 4, 2005, the Company canceled 63,082,000 shares of its treasury stock.
3. As a result of the above, the Company's total number of authorized shares decreased by 63,082,000. The total number of issued shares increased by 1,918,000 year-on-year.

b. Number of Shareholders 302,353 (24,058 year-on-year increase)

c. Major Shareholders

Name	Shares (1,000)	Ratio of Voting Rights	Our investment	Ratio of shareholding
Tokyu Corporation	80,397	4.12%	—	—%
The Tokio Marine & Nichido Fire Insurance Co., Ltd.	75,837	3.89	—	—
Eitaro Itoyama	74,500	3.82	—	—
Nissay Dowa General Insurance Co., Ltd.	45,326	2.32	—	—
Japan Trustee Services Bank, Ltd. (Trust)	44,532	2.28	—	—
Nippon Life Insurance Company	41,756	2.14	—	—
Fukoku Mutual Life Insurance Company	40,001	2.05	—	—
The Master Trust Bank of Japan, Ltd. (Trust)	37,839	1.94	—	—
JAL Group Employees' Stockholding	36,191	1.86	—	—
Mizuho Corporate Bank, Ltd.	35,303	1.81	—	—

Note: Tokio Marine and Fire Insurance Co., Ltd. and Nichido Fire Insurance Co., Ltd. merged on October 1, 2004, to form the Tokio Marine & Nichido Fire Insurance Co., Ltd.

(5) Purchase, Disposal, and Holding of Treasury Stock

a. Shares Purchased

Common Stock	64,106,708 shares
Amount of purchase	¥18,804 million

Note: Pursuant to the provisions of Article 211-3, Clause 1, Item 1 of the Commercial Code, the above acquired shares include 63,082,000 shares of the Company's common stock acquired by purchase from the Company's subsidiary Japan Airlines International Co., Ltd.

b. Shares Disposed of

Common Stock	16,987,385 shares
Amount of disposal	¥4,782 million

Note: The above shares disposed of include 16,018,600 shares of the Company's common stock allotted in substitution for the issuance of new shares to shareholders of Japan Asia Airways Co., Ltd. at the time of a simple share exchange with that company on April 1, 2004.

c. Shares Subject to Nullification Procedures

Common Stock	63,082,000 shares

d. Shares Held at the End of the Term

Common Stock	1,843,389 shares

(6) Subscription Rights

a. Subscription Rights Currently Issued

Subscription rights pertaining to currently issued bonds with subscription rights

	Guaranteed Euroyen convertible bonds with subscription rights, maturing in 2011
Date of issuance decision	March 17, 2004
Number of subscription rights	100,000
Class & number of issued shares	227,272,727 ordinary shares
Issue price	Gratis
Conversion price	¥440
Period for exercise of conversion rights	April 19, 2004, to March 11, 2011

(7) JAL Group Employees

Field of operations	Employees
Air transportation	23,903
Airline-related	19,008
Travel services	5,216
Other business	5,835
Total	53,962

Note: The figure for employees includes employees of the entire Group.

(8) Members of the Corporate Group

a. Major Subsidiaries

Company Name	Capital (¥ million)	Ratio of Voting Rights (%)	Main Line of Business
Japan Airlines International Co., Ltd.	188,550	100.0	Air transport business
Japan Airlines Domestic Co., Ltd.	21,486	100.0	Air transport business
Japan Asia Airways Co., Ltd.	4,310	100.0	Air transport business
Japan Trans Ocean Air Co., Ltd.	4,537	*51.1	Air transport business
JALways Co., Ltd.	3,000	*100.0	Air transport business
JAL EXPRESS Co., Ltd.	2,500	*100.0	Air transport business
Japan Air Commuter Co., Ltd.	300	*60.0	Air transport business
AGP Corporation	2,038	63.0	Power supply to aircraft
JAL Sales Co., Ltd.	4,750	100.0	Air ticket sales, travel product sales
JALPAK Co., Ltd.	900	*78.5	Travel product planning and sales
JAL Tours Co., Ltd.	80	*80.5	Travel product planning and sales
JAL Hotels Co., Ltd.	4,272	*90.7	Hotel management, hotel operation subcontractor
JALUX Inc.	2,558	*51.9	Wholesale, retail, non-life insurance agency, etc.

Notes:

1. An asterisk * indicates the ratio of shareholding including the shares owned by subsidiaries.
2. Japan Asia Airways Co., Ltd. became the Company's wholly owned subsidiary on April 1, 2004, through a simple share exchange.
3. AGP Corporation became a wholly owned subsidiary of the Company through the acquisition on November 24, 2004, of that company's shares held by Japan Airlines International Co., Ltd. and Japan Airlines Domestic Co., Ltd.
4. JALUX Inc. became a wholly owned subsidiary of the Company through the acquisition on November 24, 2004, and January 14, 2005, of that company's shares held by Japan Airlines International Co., Ltd.
5. Japan Airlines International Co., Ltd. changed its name from Japan Airlines Co., Ltd. on April 1, 2004.
6. Japan Airlines Domestic Co., Ltd. changed its name from Japan Air System Co., Ltd. on April 1, 2004.

b. Significant Developments and Results in the Corporate Group

Including the major subsidiaries above, the total number of consolidated subsidiaries stood at 156 (down by 4 from the previous term), and the number of affiliates accounted for by the equity method totaled 21 (down by 3 from the previous term).

The operating revenues of the JAL Group totaled ¥2,129.8 billion, and net income for the term totaled ¥30.0 billion.

(9) Principal Creditors

Creditor	Loan Balance at the End of Term (¥ million)	Company Shares Held by Creditor	
		Shares Held (thousand shares)	Ratio of Voting Rights (%)
Development Bank of Japan	362,364	–	–
Mizuho Corporate Bank, Ltd.	34,953	35,303	1.81
The Bank of Tokyo-Mitsubishi, Ltd.	31,894	33,204	1.70
UFJ Bank Ltd.	24,789	11,567	0.59
Sumitomo Mitsui Banking Corporation	16,379	14,792	0.76
The Dai-ichi Mutual Life Insurance Company	12,385	8,647	0.44
Meiji Yasuda Life Insurance Company	11,680	4,535	0.23
Nippon Life Insurance Company	11,634	41,756	2.14
Shinkin Central Bank	10,040	–	–
Sumitomo Trust & Banking Co., Ltd.	9,000	–	–

(10) Directors and Auditors

Title	Name	Area of Responsibility
Representative Group CEO & Chairman	Isao Kaneko	Chairman, CSR Committee
Representative Director & President	Toshiyuki Shinmachi	Chairman, Flight Safety Committee Chairman, Corporate Compliance & Business Risk Management Committee
Representative Director & Executive Vice President	Hidekazu Nishizuka	Assistant to the President SVP, General Manager Corporate Planning SVP, Human Resources Planning SVP, Corporate Compliance
Representative Senior Managing Director	Takenori Matsumoto	SVP, Corporate Safety SVP, Purchasing
Senior Vice President	Nobuyoshi Sera	SVP, General Manager Finance SVP, General Manager Investor Relations SVP, Public Relations
Senior Vice President	Fumio Tsuchiya*	SVP, Corporate Planning SVP, Brand Management SVP, CSR Committee
SVP (nonstanding)	Mitsuo Komatsubara*	President, Japan Airlines Domestic Co., Ltd.
SVP (")	Katsuo Haneda	President, Japan Airlines International Co., Ltd.
SVP (")	Toshiki Okazaki	President, JAL Sales Co., Ltd.
SVP (")	Shunji Kono	Advisor, The Tokio Marine & Nichido Fire Insurance Co., Ltd.
SVP (")	Ken Moroi	Advisor, Taiheiyo Cement Corp.
SVP (")	Shinobu Shimizu	Chairman, Tokyu Corp.
Corporate Auditor (standing)	Yasunaka Furukawa	
CA(")	Toshiyuki Sakai	
CA(")	Shigeo Matsui	
CA	Seiso Neo	Standing Corporate Auditor, Japan Airlines International Co., Ltd.
CA	Yoshihisa Akiyama	Chairman, The Kansai Electric Power Co., Inc.
CA	Masao Nishimura	Former President, The Industrial Bank of Japan, Ltd.

Notes

1. Directors marked with * were newly elected directors at the second annual general meeting of shareholders held on June 25, 2004 and duly took office.
2. On April 1, 2004, President Isao Kaneko also assumed the office of Chairman, assuming office as Chairman and President concurrently, and Hidekazu Nishizuka relinquished the office of Senior Managing Director and assumed office as Executive Vice President.
3. On June 25, 2004, Isao Kaneko relinquished the concurrent offices of Chairman and President and assumed the office of Group Chief Executive Officer and Chairman, and Toshiyuki Shinmachi relinquished the office of Executive Vice President and assumed the office of President.
4. On March 31, 2005, Senior Vice President Toshiki Okazaki resigned from office and retired.
5. On March 18, 2005, the Company held an extraordinary meeting of the Board of Directors at which the following changes were made to representative directors and other senior directors, all of whom assumed their new offices on April 1, 2005.
   Group Chairman and CEO Isao Kaneko was appointed Chairman
   President Toshiyuki Shinmachi was appointed Group CEO and President
   Senior Vice President Katsuo Haneda was appointed Executive Vice President
   Executive Vice President Hidekazu Nishizuka was appointed Senior Managing Director
   Senior Managing Director Takenori Matsumoto was appointed Senior Vice President
6. On May 31, 2005, Chairman Isao Kaneko resigned from office and retired, and on June 1, 2005, assumed the office of Senior Advisor.
7. Shunji Kono, Ken Moroi, and Shinobu Shimizu are outside directors as defined in Article 188, Paragraph 2(7)-2 of the Commercial Code.
8. Yoshihisa Akiyama and Masao Nishimura are outside auditors as stipulated in Article 18, Paragraph 1 of the Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Corporations.

The names and areas of responsibilities of the executive officers are as follows.

Title	Name	Area of Responsibility
Senior Executive Officer	Satoshi Endo	SEO, IT Strategy and Planning SEO, Environmental Affairs Chairman, Environmental Affairs CSR Committee
Senior Executive Officer	Sumio Yasunaga	SEO, General Manager Corporate Affairs VP, Secretariat Office
Senior Executive Officer	Hideyuki Kanenari	SEO, Marketing Strategy & Research SEO, Corporate Planning SEO, Corporate Affairs VP, Strategic Policy & Research
Executive Officer	Haruka Nishimatsu	EO, Finance & Deputy EO Investor Relations
Executive Officer	Kimio Hiroike*	EO, Associated Business

Notes:

1. * Kimio Hiroike assumed office as a new executive officer on April 1, 2004.
2. Executive Officer Hideyuki Kanenari was promoted to Senior Executive Officer on April 1, 2004, and duly assumed office.
3. On March 31, 2005, Senior Executive Officer Satoshi Endo retired when his term of office expired.

(11) Amount of Compensation Paid to Directors and Corporate Auditors

Directors (12):	¥164 million
Corporate auditors (6):	¥74 million

Notes

1. The figures above include directors who have voluntarily foregone the receipt of compensation for the reporting period.
2. In addition to the above amounts, retirement bonuses totaling ¥24 million were paid to four outgoing directors.

(12) Amount of Compensation to be Paid to Independent Auditors

a. Aggregate amount of compensation to be paid by the Company and its consolidated subsidiaries to independent auditors:	261 million yen
b. From the total in a, the aggregate amount of compensation to be paid by the Company and its consolidated subsidiaries to independent auditors as consideration for audit certification in accordance with Article 2, Clause 1 of the Certified Public Accountants Law:	257 million yen
c. From the total in b, the amount of compensation to be paid by the Company as auditors' fees to independent auditors:	43 million yen

Note: In the audit agreement between the Company and its independent auditors, the amounts of compensation for audits pursuant to the Commercial Code Special Measures Law and the amounts of compensation for audits pursuant to the Securities and Exchange Law are not demarcated and cannot practically be demarcated. Therefore, the amount in c above is the aggregate of these amounts.

3. JAL Group Subsequent Events

There are no significant events to be reported.

---

1. The amounts and quantities listed in this Business Report are rounded down to the nearest unit of measure indicated.

2. Pursuant to Article 105, Paragraph 2, of Enforcement Regulations of the Commercial Code, business reports shall principally state consolidated information as of the business report for the third term.

Consolidated Balance Sheet As of March31, 2005

(Millions of yen)

	Item	Amount
Assets	I. Current assets	
	Cash and time deposits	252,573
	Notes and accounts receivable - trade	222,934
	Short-term investments in securities	666
	Supplies	76,335
	Deferred income taxes	9,618
	Other current assets	123,951
	Allowance for doubtful accounts	(2,905)
	Total current assets	683,174
	II. Fixed assets	
	(Tangible fixed assets)	1,191,744
	Buildings and structures	224,690
	Machinery, equipment and vehicles	34,770
	Flight equipment	814,760
	Land	66,809
	Construction in progress	27,217
	Other tangible fixed assets	23,496
	(Intangible fixed assets)	69,854
	Software	67,871
	Other intangible fixed assets	1,983
	(Investments)	217,804
	Investments in securities	80,640
	Long-term loans receivable	16,602
	Deferred income taxes	44,595
	Other investments	78,933
	Allowances for bad debts	(2,967)
	Total fixed assets	1,479,403
	III. Deferred charges	
	Bond issuance expenses	76
	Total deferred charges	76
	Total assets	2,162,654

	Item	Amount
Liabilities	I. Current liabilities	
	Accounts payable - trade	213,783
	Short-term borrowings	11,611
	Current portion of bonds	15,000
	Current portion of long-term loans	110,636
	Accrued income taxes	6,464
	Deferred income taxes	154
	Other current liabilities	211,488
	Total current liabilities	569,140
	II. Non-current liabilities	
	Bonds	310,000
	Long-term loans	862,223
	Accrued pension and severance costs	149,665
	Deferred income taxes	645
	Other non-current liabilities	50,458
	Total non-current liabilities	1,372,993
	Total liabilities	1,942,133
	Minority interests	25,774
Stockholders' equity	I. Common stock	100,000
	II. Capital surplus	136,141
	III. Retained earnings/Accumulated deficit	(34,978)
	IV. Net unrealized gain on investments in securities,net of taxes	3,765
	V. Translation adjustments	(9,406)
	VI. Common stock in treasury	(775)
	Total stockholders' equity	194,746
	Total liabilities and stockholders' equity	2,162,654

Consolidated Statement of Operation

(From April 1,2004 to March 31, 2005)

(Millions of yen)

	Item	Amount
Ordinary income/loss	I. Operating revenues/expenses	
	Operating revenues	2,129,876
	(Operating revenues)	2,129,876
	Operating expenses	2,073,727
	(Cost of operating revenues)	1,685,675
	(Selling, general and administrative expenses)	388,051
	Operating income	56,149
	II. Non-operating income/expenses	
	Non-operating income	64,446
	(Interest and dividend income)	3,170
	(Equity in earnings of affilaites)	1,514
	(Exchange gain, net)	2,075
	(Other non-operating income)	57,686
	Non-operating expenses	50,790
	(Interest expense)	24,875
	(Other non-operating expenses)	25,914
	Ordinary income	69,805
Extraordinary profit/loss	I Extraordinary profit	6,571
	(Gain on sales of fixed assets)	1,905
	(Subsidy received in relation to purchase of aircraft to be used for isolated island routes)	1,716
	(Gain on sales of investments in securities)	1,334
	(Other extraordinary profit)	1,615
	II Extraordinary loss	31,710
	(Loss on sales and disposal of fixed assets)	13,840
	(Loss on cancellation of lease contracts)	9,682
	(Other extraordinary loss)	8,188
Income before income taxes and minority interests		44,666
Income taxes - current		7,897
Income taxes - deferred		4,251
Minority interests		2,420
Net income		30,096

Notes

Basis of Presentation of the Consolidated Financial Statements

1. Scope of Consolidation

(1) Consolidated subsidiaries

Number of consolidated subsidiaries: 156

The names of the major consolidated subsidiaries are stated in the Business Report section 2. Company Overview, (8) Status of the Corporate Group, a. Status of Major Subsidiaries.

JTA Information & Communication Co., Ltd. and Ryukyu Air Commuter Co., Ltd., formerly affiliates to which the equity method was applied, became consolidated subsidiaries as a result of the acquisition of additional shares that raised the shareholding ratio. In addition, in view of its importance, Jalpak International (China) Co., Ltd., became a consolidated subsidiary during the term. Former consolidated subsidiary Creative Tours Dusseldorf GmbH merged with Jalpak International (Germany) GmbH (which changed its name from Creative Reise GmbH), Nihon Food Service Co., Ltd. merged with Inflight Foods Co., Ltd. (which changed its name from Yamato Shokuzai Co., Ltd.), and Orient Network (International) Pte. Ltd., Orient Network (Singapore) Pte. Ltd., and Orient Network Japan Co., Ltd. were liquidated. In addition, in view of their degree of importance, JAL Planning Co., Ltd. and JAL Cultural Development Co., Ltd. were excluded from the scope of consolidation as of the term under review.

(2) Non-consolidated subsidiaries

Name of major non-consolidated subsidiary: JAL FSC Lessee (Chi) Company, Ltd.

The total assets, sales, net income, capital surplus, etc., of the non-consolidated subsidiaries are all small in scale, and as a whole have no material effect on the consolidated financial statements. They are therefore excluded from the scope of consolidation.

2. Application of the equity method

(1) Non-consolidated subsidiaries and affiliated companies to which the equity method is applied

Number of non-consolidated subsidiaries and affiliated companies to which the equity method is applied 21

Names of the major non-consolidated subsidiaries and affiliated companies to which the equity method is applied

JAMCO Corporation, Airport Facilities Co., Ltd., Tokyo City Air Terminal Co., Ltd., JAL Information Technology Co., Ltd.

(2) Non-consolidated subsidiaries and affiliated companies to which the equity method is not applied

Names of the major non-consolidated subsidiaries and affiliated companies to which the equity method is not applied

JAL FSC Lessee (Chi) Company, Ltd.

The non-consolidated subsidiaries have an insignificant effect on net income, capital surplus, etc., and as a whole have no material effect on the consolidated financial statements. They are therefore excluded from the application of the equity method.

3. Fiscal years of consolidated subsidiaries

A total of 27 consolidated subsidiaries, including Pacific Fuel Trading Corporation, have fiscal year-ends on December 31, and the fiscal year-end of Official Filing Co., Ltd. is February 28, but necessary adjustments are made only in cases in which significant disparities arise with regard to transactions between consolidated companies between these dates and the consolidation date.

4. Accounting standards

(1) Valuation standards and methods for important assets

(a) Securities: Available-for-sale securities with market prices are valuated using the market value method based on market prices and other data applicable on the last day of the fiscal year (differences in appraisal value are directly reported in the "Shareholders' equity" section). The accounting of sale costs is mainly based on the moving average method.

Available-for-sale securities without market prices are mainly valuated using the cost method based on the moving average method.

(b) Inventories: Appraised mainly using the cost method based on the moving average method

(c) Derivatives: Appraised using the market value method

(2) Depreciation method for fixed assets

Aircraft (including spare engines and spare parts):	Straight-line method or declining balance method
Tangible fixed assets excluding aircraft:	
Japan Airlines International Co., Ltd. and Japan Airlines Domestic Co., Ltd.	Straight-line method
Others	Mainly, declining balance method
Intangible fixed assets:	Straight-line method

(3) Accounting method for deferred charges

Bond issuance expenses are capitalized and are being amortized over three years.

(4) Standards for providing for important allowances:

(a) Accrued pension and severance costs

To provide for employees' severance indemnities, net period pension cost, which represents the amount recognized as the cost of the pension plans for the fiscal year, is accounted for based on the projected benefit obligation and the plan assets. The unrecognized obligation at transition is being amortized by the straight-line method principally over a period of fifteen years.

The adjustment for actuarial assumptions is being amortized by straight-line method over a period ranging from 5 to 15 years from the fiscal year following the adjustment, a period which is within the average remaining years of service of the active participants in the plans.

Amortization is computed from the fiscal year subsequent to the year in which the adjustment was recorded.

Past service cost is principally charged to income as incurred. However, at certain subsidiaries, past service cost is being amortized by the straight-line method over a period which is less than the average remaining years of service of the active participants in the plans.

Supplementary information

On September 10, 2004, JAL Pension Fund, managed under the auspices of consolidated subsidiary Japan Airlines International Co., Ltd., decided to supplement its existing plan with an optional system that includes a plan similar to a cash balance plan. As a result, operating income, ordinary income, and income before income taxes and minority interests increased by ¥51,292 million.

(b) Allowances for bad debts:

The allowance for bad debts on receivables is provided at the estimated unrecoverable amounts. The allowance for other receivables is provided based on the historical rate of losses on receivables.

(5) Foreign currency accounts

Foreign currency receivables and payables are translated into yen at the applicable year-end exchange rates and translation gain or loss is included in current earnings.

Translation adjustments arising from the translation of assets, liabilities, revenues and expenses of the consolidated subsidiaries and affiliates accounted for by the equity method are included in minority interests and in stockholders' equity.

(6) Leases

As lessee

The Company and its consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as capital leases. At the Company and its domestic subsidiaries, capital leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

As lessor

Certain consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as direct financing leases. Direct financing leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

(7) Hedge accounting

Gain or loss on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged item is recognized. Foreign receivables and payables are translated at the applicable forward foreign exchange rates if certain conditions are met. The related interest differential paid or received on interest-rate swaps used as hedging instruments is recognized over the term of each swap agreement as an adjustment to the interest expense of the underlying hedged items if certain conditions are met.

(8) Consumption taxes

Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes.

(9) Income taxes

The Company and certain of its domestic subsidiaries have adopted the Japanese consolidated tax return system.

(10) Amortization of consolidation adjustment accounts

Consolidation adjustment accounts are equally amortized over five years.

(11) Valuation of the assets and liabilities of consolidated subsidiaries

The assets and liabilities of consolidated subsidiaries are appraised using the total market value method.

<u>5. Consolidated Balance Sheets</u>

(1) Amounts of less than one million yen have been rounded down.

(2) Cumulative depreciation amount on tangible fixed assets ¥1,612,847 million

(3) Assets for which security has been provided

Flight equipment	¥556,308 million
Supplies	¥49,675 million
Investments in securities	¥37,070 million
Land, buildings, etc.	¥201,120 million

Shares of consolidated subsidiaries have also been provided as security.

(4) Contingent liabilities

Guarantee liabilities	¥20,096 million
Guarantee promises and management guidance memoranda	¥921 million

<u>6. Statements of Operations</u>

(1) Amounts of less than one million yen have been rounded down.

(2) Earnings per share ¥15.24

Copy of Report of Independent Auditors (translation)

Report of Independent Auditors
(Consolidated)

The Board of Directors
Japan Airlines Corporation

May 13, 2005

Shin Nihon & Co.

Representative and Engagement Partner Certified Public Accountant	Tsunetoshi Harada
Representative and Engagement Partner Certified Public Accountant	Shinichiro Suzuki

In accordance with Article 19-2, Paragraph 3 of "The Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Corporations," we have audited the consolidate financial statements (consolidated balance sheet and the consolidated statement of operation) of Japan Airlines Corporation (formerly Japan Airlines System Corporation) applicable to its 3rd fiscal year from April 1, 2004 to March 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion independently on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit also included procedures applied to the accounts of the Company's subsidiaries or consolidated subsidiaries as considered necessary. We believe that our audit provides a reasonable basis for our opinion.

As a result of our audit, it is our opinion that the abovementioned consolidated financial statements of Japan Airlines Corporation (formerly Japan Airlines System Corporation) present properly the financial position and business results of the Company and its consolidated subsidiaries and affiliates in accordance with the related regulations and the Articles of Incorporation,

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Law.

Copy of Report of the Board of Corporate Auditors (translation)

Report of the Board of Corporate Auditors

(Consolidated)

May 18, 2005

We, the Board of Corporate Auditors of Japan Airlines Corporation, received from each Corporate Auditor a report on auditing methods used and the results of its audits on the consolidated financial statements (consolidated balance sheet and consolidated statement of operation) during the third fiscal year from April 1, 2004 to March 31, 2005 and compiled this audit report after consultations and do hereby report as follows;

1. Outline of the auditing method used by Corporate Auditor

In accordance with the auditing policies and other guidelines set down by the Board of Corporate Auditors, each Corporate Auditor conducted an audit of the consolidated financial statements, after having received relevant reports and explanations from directors, other officers and independent auditors.

2. Results of audits

The method used and results obtained by the independent auditors, Shin Nihon & Company, have been recognized to be proper and fair.

Yasunaka Furukawa, Corporate Auditor (standing)
Toshiyuki Sakai, Corporate Auditor (standing)
Shigeo Matsui, Corporate Auditor (standing)
Seiso Neo, Corporate Auditor
Yoshihisa Akiyama, Corporate Auditor
Masao Nishimura, Corporate Auditor

The Board of Corporate Auditors
Japan Airlines Corporation

(Note) Messrs. Yoshihisa Akiyama and Masao Nishimura are outside auditors as stipulated in Article 18, Paragraph 1 of the Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Corporations.

Non-Consolidated Balance Sheet (As of March 31, 2005)

(Millions of yen)

Assets		Liabilities	
Item	Amount	Item	Amount
I. Current assets		I. Current liabilities	
Cash and time deposits	14,614	Accounts payable - trade	621
Accounts receivable - trade	2,546	Current portion of long-term loans	44,235
Current portion of long-term loans receivable from subsidiaries	44,235	Accounts payable – other	5,296
Prepaid expenses	30	Accrued income taxes	26
Accounts receivable - other	5,525	Accrued expenses	2,267
Deferred income taxes	12	Other current liabilities	8
Other current assets	16		
Total current assets	66,981	Total current liabilities	52,457
II. Fixed assets		II. Non-current liabilities	
Tangible fixed assets	(43)	Bonds	130,000
Tools, furniture and fixtures	43	Long-term loans	557,193
		Accrued pension and severance costs	6
		Other non-current liabilities	185
		Total non-current liabilities	687,385
Intangible fixed assets	(15)	Total liabilities	739,842
Software	15	Stockholders' Equity	
Other intangible fixed assets	0	I. Capital	
Investments and other assets	(949,430)	Common stock	100,000
Investments in subsidiaries	362,076	II. Capital surplus	
Long-term loans receivable from subsidiaries	587,193	Additional paid-in capital	105,069
		Other capital surplus	63,455
		Transfer from additional paid-in capital	63,406
Deferred income taxes	137	Gain on disposition of common stock in treasury	48
Other investments	22		
Total fixed assets	949,488	Total capital surplus	168,524
III. Deferred charges		III. Retained earnings	
Start-up costs	261	Unappropriated retained earnings	8,984
Bond issuance expenses	76		
		IV. Common stock in treasury	(543)
Total deferred charges	337	Total stockholders' equity	276,965
Total assets	1,016,808	Total liabilities and stockholders' equity	1,016,808

Non-Consolidated Statement of Operation From April 1, 2004 to March 31, 2005

(Millions of yen)

Item			Amount	
Ordinary income/loss	Operating revenues/ expenses	Operating revenues		16,197
		Operating revenues	16,197	
		Operating expenses		15,579
		Cost of operating revenues	9,238	
		Selling, general, and administrative expenses	6,341	
		Operating income		617
	Non-operating income/loss	Non-operating income		39
		Interest income	17	
		Other non-operating income	22	
		Non-operating expenses		167
		Interest expense	13	
		Amortization of start-up costs	130	
		Other non-operating expenses	23	
	Ordinary income			489
Extraordinary gain/loss	Extraordinary loss			106
	Loss on sales and disposal of fixed assets		3	
	Loss on valuation of investments in subsidiaries		103	
Income before income taxes				382
Income taxes - current				203
Income taxes - deferred				(91)
Net income				270
Unappropriated retained earnings at beginning of the year				8,713
Unappropriated retained earnings at end of the year				8,984

Notes to Non-Consolidated Financial Statements

1. Significant Accounting Policies

(1) Valuation of investments in securities
Investments in subsidiaries: Stated at cost based on the moving average method

(2) Method of depreciation of fixed assets
Straight-line method

(3) Method of amortization of deferred charges
Start-up costs: Amortized over a period of five years
Bond issuance expenses: Amortized over a period of three years

(4) Accounting for significant reserves
Provision for accrued pension and severance costs

To provide for employees' retirement benefits, the provision for accrued pension and severance costs is stated on the basis of the projected retirement benefit obligations at the end of the term.

(5) Accounting for leases
All finance leases, other than those that are deemed to transfer ownership of the leased assets to lessees, are treated for accounting purposes by the same method as that applied to ordinary operating leases.

(6) Hedge accounting
The related interest differential paid or received on interest-rate swaps used as hedging instruments is recognized over the term of each swap agreement as an adjustment to the interest expense of the underlying hedged item if certain conditions are met.

(7) Consumption taxes
Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes.

(8) Consolidated tax return system
The consolidated tax return system has been adopted.

2. Balance Sheet

(1) Amounts of less than one million yen have been rounded down.

(2) Short-term monetary receivables from subsidiaries:	¥50,629 million
Short-term monetary payables to subsidiaries:	¥5,818 million
Long-term monetary receivables from subsidiaries:	¥587,194 million

The amounts above include amounts to/from subsidiaries which are presented separately in the balance sheet.

(3) Accumulated depreciation of tangible fixed assets: ¥16 million

(4) Assets provided as security
Shares of subsidiaries ¥15,342 million
This amount includes assets provided for secured guarantees.

(5) Contingent liabilities for guarantees: ¥668,678 million

3. Statement of Operation

(1) Amounts of less than one million yen have been rounded down.

(2) Transactions with subsidiaries

Operating revenues:	¥16,197 million
Operating expenses:	¥1,603 million
Non-operating transactions:	¥15,832 million

(3) Net income per share: ¥0.13

Proposal for Appropriation of Retained Earnings

(1) Appropriation of retained earnings

Item	Amount
Unappropriated retained earnings	¥8,984,245,759
The proposed appropriation is as follows:	
Cash dividends (¥4 per share)	¥7,922,159,444
Unappropriated retained earnings to be carried forward	¥1,062,086,315

Dividends are computed after excluding 1,843,389 shares of treasury stock.

(2) Appropriation of other capital surplus

Item	Amount
Other capital surplus	¥63,455,281,169
The proposed appropriation is as follows:	
Unappropriated other capital surplus to be carried forward	¥63,455,281,169

Copy of Report of Independent Auditors (translation)

Report of Independent Auditors

The Board of Directors
Japan Airlines Corporation

May 13, 2005

Shin Nihon & Co.
Representative and Engagement Partner Tsunetoshi Harada
Certified Public Accountant

Representative and Engagement Partner Shinichiro Suzuki
Certified Public Accountant

In accordance with Article 2, Paragraph 1 of "The Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Corporations," we have audited the balance sheet, the statement of operation, the accounting matters stated in the business report, the proposal for appropriation of retained earnings and the accounting matters stated in the supplementary schedules of Japan Airlines Corporation (formerly Japan Airlines System Corporation) applicable to its 3rd fiscal year from April 1, 2004 to March 31, 2005. The accounting matters which we have audited in the business report and the supplementary schedules were derived from the accounting books and records of the Company. These financial statements and the supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion independently on these financial statements and the supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and the supplementary schedules. Our audit also included procedures applied to the accounts of the Company's subsidiaries as considered necessary. We believe that our audit provides a reasonable basis for our opinion.

As a result of our audit, it is our opinion that:

a) the balance sheet and the statement of operation present properly the Company's financial position and the results of its operations in accordance with the related regulations and the Articles of Incorporation,

b) the accounting matters stated in the business report present properly the Company's affairs in accordance with the related regulations and the Articles of Incorporation,

c) the proposal for appropriation of retained earnings is presented in accordance with the related regulations and the Articles of Incorporation, and

d) there is nothing to point out as to the accounting matters stated in the supplementary schedules in accordance with the provisions of the Commercial Code.

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Law.

Copy of Report of the Board of Corporate Auditors (translation)

Report of the Board of Corporate Auditors

May 18, 2005

We, the Board of Corporate Auditors of Japan Airlines Corporation, received from each Corporate Auditor a report on auditing methods used and the results of its audits on the execution of duties by the directors during the third fiscal year from April 1, 2004 to March 31, 2005 and compiled this audit report after consultations and do hereby report as follows;

1. Outline of the auditing method used by Corporate Auditor

In according with the auditing policies and other guidelines set down by the Board of Corporate Auditors, we attended meetings of the Board of Directors and other important meetings and also received business reports from directors and other officers, reviewed important approval and other documents, and investigated the operational and financial position of the Company. With respect to subsidiaries, we requested for business reports as necessary and also investigated their operational and financial position and exchanged information and opinions with the corporate auditors of the subsidiaries. We also received reports and explanations from the independent auditors and examined the financial statements and the supplementary schedules.

With respect to competitive transactions by directors, transactions between directors and the Company in which their interests conflicts, providing of economic gains for no consideration by company, irregular transactions with subsidiaries or shareholders and acquisition or disposal of the Company's treasury stocks, in addition to the auditing method mentioned above, we requested for reports from directors and other officers and investigated the condition of the transactions concerned as necessary.

2. Results of audits

(1) The method used and results obtained by the independent auditors, Shin Nihon & Company, have been recognized to be proper and fair.
(2) The business report has been recognized to comply with law, regulation and the Articles of Incorporation, and to correctly reflect the status of the company;
(3) The proposal for profit appropriation is recognized to be proper in view of the company's financial position and other circumstances;
(4) The supplementary schedules correctly reflect the particulars that should be stated, and there are no particulars for which comment is required;
(5) No unjust act or serious fact in violation of laws, orders and the Articles of Incorporation has been detected as to directors performing their duties.
With respect to competitive transactions by directors, transactions between directors and the Company in which their interests conflicts, providing of economic gains for no consideration by company, irregular transactions with subsidiaries or shareholders and acquisition or disposal of the company's treasury stocks, there is no violation of duties by any directors, either.

(6) As a result of investigation of subsidiaries, there is no matter to be pointed out as regards the execution of duties by the directors.

Yasunaka Furukawa, Corporate Auditor (standing)
Toshiyuki Sakai, Corporate Auditor (standing)
Shigeo Matsui, Corporate Auditor (standing)
Seiso Neo, Corporate Auditor
Yoshihisa Akiyama, Corporate Auditor
Masao Nishimura, Corporate Auditor

The Board of Corporate Auditors
Japan Airlines Corporation

(Note) Messrs. Yoshihisa Akiyama and Masao Nishimura are outside auditors as stipulated in Article 18, Paragraph 1 of the Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Corporations.

Reference Document for Exercising Voting Rights

1. Total shareholder voting rights: 1,950,725

2. Proposed resolutions and reference matters

Proposed Resolution No.1: Approval of proposed appropriation of retained earnings for the third term

The details of the proposed appropriation of retained earnings are set out on page 28 of the attached document.

We deeply regret that no dividend was paid in the previous term as a result of a substantial consolidated loss that was incurred because of factors such as the Iraq conflict and outbreaks of SARS (severe acute respiratory syndrome).

The environment in which the JAL Group finds itself remains very harsh. However, in view of the fact that factors such as passenger demand on international routes enabled us to achieve a consolidated net profit in the reporting term and that we attach considerable importance to the payment of dividends, we propose to pay an ordinary dividend of ¥4 per share.

Proposed Resolution No. 2: Amendments to the Articles of Incorporation

1. Outline of the proposed resolution and the reason for amendments

(1) Pursuant to the provisions of Article 212 of the Commercial Code, in February 2005 the Company canceled 63,082,000 shares of its treasury stock, thereby decreasing by that amount the total number of its authorized shares, to 6,936,918,000 shares. To restore that figure to the former total of 7,000,000,000 shares, it is proposed to make the necessary amendments to Article 5 of the Company's current Articles of Incorporation.

(2) In order to increase management flexibility in addressing factors that will inevitably as arise with future changes in the business environment, it is necessary to diversify the methods of fund-raising available to the Company's management. To achieve this end, it is proposed that the issuance of Company shares of categories other than ordinary shares of common stock (by resolution of the Board of Directors) be made possible through the proposed amendments to Article 5 and Article 6 of the current Articles of Incorporation and the addition of the necessary new provisions (Articles 6.2, 6.3, 6.4, 6.5, 6.6, 6.7, 6.8, and 15.2).

(3) In order to adapt to changes in the environment for corporate management by prescribing an upper limit that corresponds with the current number of directors, it is proposed that the maximum number of directors be reduced from the current 20 to 15, and that the necessary amendments be made to Article 16 of the current Articles of Incorporation

2. Details of amendments
The details of the amendments are as listed below

(portions proposed for amendments are underlined).

Current Articles of Incorporation	Proposed Amendments
CHAPTER II **SHARES** Article 5. Total Number of Authorized Shares The Company shall be authorized to issue Seven Billion (7,000,000,000) shares.	**CHAPTER II** **SHARES** Article 5. Total Number of Authorized Shares The Company shall be authorized to issue Seven Billion (7,000,000,000) shares, out of which Six Billion (6,000,000,000) shares shall be shares of Common Stock and one billion (1,000,000,000) shares shall be shares of Type A Stock. However, in the event that shares of Common Stock are canceled or shares of Type A Stock are either canceled or converted into shares of Common Stock, the respective numbers of shares so canceled or converted shall be subtracted from the respective total numbers of shares authorized to be issued by the Company.
Article 6. Shares 6.1 The number of shares of one unit of the Company shall be One Thousand (1,000) shares.	Article 6. Shares 6.1 The number of shares of one unit of the Company shall be One Thousand (1,000) shares of Common Stock or Type A Stock respectively. (6.2-6.4:Same as the current provision)
(New provision)	Article 6-2. Preferred Dividends for Shares of Type A Stock 6-2.1 In cases where the Company pays dividends referred to in Article 29, the Company shall, prior to any distribution to shareholders of Common Stock (hereinafter to be referred to as "Common Shareholders") or registered pledgees of shares of Common Stock (hereinafter to be referred to as "Common Share Pledgees"), pay dividends in an amount which shall not exceed 25 yen per year per share of Type A Stock and to be determined by the Board of Directors (hereinafter to be referred to as "Type A Stock Preferred Dividends"), to shareholders of Type A Stock (hereinafter to be referred to as "Type A Shareholders") or registered pledgees of shares of Type A Stock (hereinafter to be referred to as "Type A Pledgees"). 6-2.2 In any case where the amount of the payment to Type A Shareholders and Type A Pledgees as dividends in a fiscal year is less than the amount of Type A Stock Preferred Dividends, the amount of the shortfall shall not be added to the amount of the dividends paid in subsequent fiscal years. 6-2.3 No dividends shall be paid to Type A Shareholders or Type A Pledgees except Type A Stock Preferred Dividends.
(New provision)	Article 6-3. Distribution of Residual Assets 6-3.1 In any case where the residual assets of the Company are distributed, Type A Shareholders

Current Articles of Incorporation	Proposed Amendments
	and Type A Pledgees shall receive the amount equal to the subscription payment price of a share of Type A Stock per share of Type A Stock, prior to any distribution to Common Shareholders or Common Share Pledgees. 6-3 2. No residual assets shall be distributed to Type A Shareholders or Type A Pledgees beyond the provision of 6-3.1.
(New provision)	Article 6-4. Repurchase The Company may at any time repurchase Type A Stock.
(New provision)	Article 6-5. General Voting Rights Type A Shareholders shall have no voting rights at a General Meeting of Shareholders.
(New provision)	Article 6-6. Stock Consolidation, Stock Split and Granting of Share Subscription Right 6-6.1 The Company shall not split nor consolidate the shares of Type A Stock, except as otherwise provided by law. 6-6.2 The Company shall not grant Type A Shareholders any rights to subscribe for new shares, share purchase warrants , or rights to subscribe for bonds with share purchase warrants.
(New provision)	Article 6-7. Conversion Rights Type A Shareholders may, for the period during which conversion may be demanded as determined by the Board of Directors at the time of the issuance of shares of Type A Stock, demand the conversion of their own shares of such Type A Stock into shares of Common Stock in according to the conditions of conversion as determined by the Board of Directors.
(New provision)	Article 6-8. Mandatory Conversion 6-8.1 On the date of mandatory conversion which shall be determined by the Board of Directors, but shall be no sooner than the Date (hereinafter in this Article the "Date" shall mean one day after the end of period during which conversion may be demanded), each share of Type A Stock, without demands for conversions during the period, shall be converted into the number of shares of Common Stock calculated by dividing the amount of the subscription payment per share by the average (except the days on which the closing prices do not exist) of the closing prices (including quotations on the market) in the regular transaction at the Tokyo Stock Exchange of the shares of Common Stock for thirty (30) trading days commencing forty-five (45) trading days before the Date. Such average of the closing prices shall be calculated to the first decimal place and rounded up. In this case, if the average of the closing prices (a) exceeds the upper bound conversion price determined by the Board of Directors at the time of the issuance of Type A Stock (hereinafter to be referred to as the

Current Articles of Incorporation	Proposed Amendments
	"Upper Bound Conversion Price"), or (b) falls below the lower bound conversion price determined by the Board of Directors at the time of the issuance of the Type A Stock (hereinafter to be referred to as the "Lower Bound Conversion Price"), each share of the Type A Stock shall be converted into the number of shares of Common Stock calculated by dividing the amount of the subscription payment by the Upper Bound Conversion Price in case (a), or the Lower Bound Conversion Price in case (b). 6-8.2 If in any case of fractions of less than one (1) share in calculating the number of the shares of Common Stock to be issued in accordance with Section 6-8.1, such fractional shares shall be treated pursuant to the rules for stock consolidation described in the Commercial Code.
(New provision)	Article 15-2. General Meeting of Shareholders for a Class of Shares 15-2.1 The provisions of Articles 12, 13 and 15 shall apply mutatis mutandis to the general meeting of shareholders for a class of shares. 15-2.2 The provisions of Articles 10 shall apply mutatis mutandis to the general meeting of shareholders for a class of shares, which shall be held on the same day as the Annual General Meeting of Shareholders.
CHAPTER IV **DIRECTORS AND BOARD OF DIRECTORS** Article 16. Number of Directors The Company shall have twenty (20) or fewer Directors.	**CHAPTER IV** **DIRECTORS AND BOARD OF DIRECTORS** Article 16. Number of Directors The Company shall have fifteen (15) or fewer Directors.

Proposed Resolution No. 3: Election of 10 directors

Since the term of the currently serving 10 directors will have expired as of the conclusion of the General Meeting of Shareholders, shareholders are requested to elect 10 directors for the coming term.

The candidates for the position of director are as indicated below.

Candi-date no.	Name (date of birth)	Background and representative status at other companies	Number of shares of the Company held	Remarks concerning special interests in the Company
1	Toshiyuki SHINMACHI (Born on January 20, 1943)	April 1965 Joined JAL June 1997 Senior Vice President, JAL April 2000 Managing Director, JAL April 2001 Senior Managing Director, JAL October 2002 Senior Managing Director, JALS June 2003 Representative & Executive Vice President, JALS (currently serving) Representative & Executive Vice President, JAL June 2004 Representative & President, JALS April 2005 Representative Group CEO & President, JALS (currently serving) Representative & President, Japan Airlines International (currently serving) Representative & President, Japan Airlines Domestic (currently serving)	21,000	None
2	Katsuo HANEDA (Born on January 23, 1943)	April 1965 Joined JAL June 1995 Senior Vice President , JAL June 1999 Managing Director, JAL April 2001 Senior Managing Director, JAL June 2002 Representative & Executive Vice President, JAL October 2002 Senior Vice President, JALS (currently serving) April 2003 Representative & President, JAL April 2005 Representative Executive Vice President , JALS (currently serving) Representative Executive Vice President, Japan Airlines International (currently serving) Representative Executive Vice President, Japan Airlines Domestic (currently serving) [Representative status at other companies] President, Japan-Mexico Hotel Investment Co., Ltd.	57,000	None
3	Hidekazu NISHIZUKA (Born on January 29, 1946)	April 1968 Joined JAL June 1998 Senior Vice President, JAL April 2001 Managing Director, JAL October 2002 Managing Director, JALS June 2003 Representative Senior Managing Director, JALS Representative Senior Managing Director, JAL April 2004 Representative Executive Vice President, JALS	15,081	None

Candi-date no.	Name (date of birth)	Background and representative status at other companies	Number of shares of the Company held	Remarks concerning special interests in the Company
		Representative Executive Vice President, Japan Airlines International April 2005 Representative Senior Managing Director, JALS (currently serving) Representative Senior Managing Director, Japan Airlines International (currently serving) Representative Senior Managing Director, Japan Airlines Domestic (currently serving)		
4	Takenori MATSUMOTO (Born on February 5, 1944)	April 1968 Joined Ministry of Transport June 2000 Senior Vice President, JAS June 2001 Managing Director, JAS June 2003 Representative Senior Managing Director, JAS Representative Senior Managing Director, JALS April 2004 Representative Senior Managing Director, Japan Airlines International April 2005 Managing Director, JALS (currently serving) Managing Director, Japan Airlines International (currently serving) Managing Director, Japan Airlines Domestic (currently serving)	12,700	None
5	Nobuyoshi SERA (Born on February 9, 1942)	April 1965 Joined TDA March 2000 General Manager, Planning Office, Marketing Div., JAS May 2001 Vice President, Accounting Dept., JAS June 2001 Executive Officer & Vice President, Accounting Dept., JAS October 2002 Senior Vice President, JALS (currently serving)	8,000	None
6	Fumio TSUCHIYA (Born on May 10, 1948)	July 1971 Joined JAL April 2001 General Manager, Income and Expenditure Planning Dept., Corporate Management Office, JAL November 2001 General Manager, Income and Expenditure Planning Dept., Corporate Planning Office and General Manager, Integration Committee, Corporate Planning Office, JAL October 2002 Executive Officer, JALS June 2004 Senior Vice President, JALS (currently serving) April 2005 Senior Vice President, Japan Airlines International (currently serving) Senior Vice President, Japan Airlines Domestic (currently serving)	11,155	None
7	Haruka NISHIMATSU (Born on January 5, 1948)	April 1972 Joined JAL April 1999 General Manager, Treasury Dept., JAL November 2001 General Manager, Treasury Dept., and General Manager, Integration Committee, Corporate Planning, JAL	10,000	None

Candi-date no.	Name (date of birth)	Background and representative status at other companies	Number of shares of the Company held	Remarks concerning special interests in the Company
		April 2003 Executive Officer, JALS (currently serving) April 2005 Senior Vice President, Japan Airlines International (currently serving) Senior Vice President, Japan Airlines Domestic (currently serving)		
8	Shunji KONO (Born on August 1, 1927)	June 1990 President, Tokio Marine and Fire Insurance June 1996 Chairman, TMFI June 1997 Senior Vice President, JAL June 2001 Adviser, TMFI (currently serving) (On October 1, 2004, the company's name was changed to Tokio Marine & Nichido Fire Insurance Co. Ltd.) October 2002 Senior Vice President, JALS (currently serving) [Representation status at other companies] Representative Director, Shinko Building	2,000	None
9	Ken MOROI (Born on April 23, 1928)	August 1986 Chairman, Chichibu Cement October 1994 Chairman, Chichibu Onoda Cement June 1996 Senior Adviser, COC October 1998 Senior Adviser, Taiheiyo Cement June 1999 Senior Vice President, JAL June 2000 Adviser, Taiheiyo Cement (currently serving) October 2002 Senior Vice President, JALS (currently serving)	0	None
10	Shinobu SHIMIZU (Born on February 3, 1931)	June 1981 Senior Vice President, Tokyu Corp. June 1985 Managing Director, Tokyu December 1987 Senior Managing Director, Tokyu April 1995 President, Tokyu June 1997 Senior Vice President, JAS June 2001 Chairman, Tokyu Corp. (currently serving) October 2002 Senior Vice President, JALS (currently serving) [Representation status at other companies] President, Three Hundred Club President, Tokyu Bunkamura	0	None

1. Shunji Kono, Ken Moroi and Shinobu Shimizu satisfy the requirements for external directors as stipulated in Article 188, Paragraph 2(7)-2 of the Commercial Code.
2. On June 26, 2004, Japan Airlines System Corporation changed its name to Japan Airlines Corporation.

Proposed Resolution No. 4: Presentation of lump-sum retirement bonuses to the outgoing directors, and payment of lump-sum retirement bonuses to directors due for re-election and corporate auditors currently in office for that portion of their service rendered up to March 31, 2005

As a result of a review of the desirable form of officers' compensation, at the meeting of the Board of Directors held in March 2005 it was resolved to cease payments of retirement bonuses as of March 31, 2005, and no longer pay them as of that date.

In order to reward Mr. Isao Kaneko, Director, who retired at the end of May 2005, for work performed during his term of office up to the end of March 2005, and it is proposed that, in order to present him with a retirement bonus in accordance with the Company's internal regulations, the Board of Directors be entrusted with the task of determining the details of the presentation, including its amount, timing and method.

If the director candidates scheduled for re-election in Proposed Resolution No. 3 are duly elected directors, it is proposed that within the limits stipulated by the Company's internal regulations those re-elected directors be paid retirement bonuses for their periods of office up to the end of March 2005, and that the Board of Directors be entrusted with the task of determining details such as the amount and method therefor. It is intended that the timing of each such payment will be the time of each director's retirement. It is also intended that the aggregate of these amounts paid to the outgoing directors and directors due to be re-elected will be no more than ¥91 million.

It is also proposed that within the limits stipulated by the Company's internal regulations, corporate auditors currently in office be paid retirement bonuses for their periods of office up to the end of March 2005, and that the determination of details such as the amount and method therefor be entrusted to agreement among the corporate auditors. It is intended that the timing of each such payment will be the time of each corporate auditor' retirement. It is also intended that the aggregate of these amounts paid to the corporate auditors currently in office will be no more than ¥51 million.

Positions in the Company recently held by the outgoing director are indicated below.

Name	Positions recently held	
Isao Kaneko	October 2002	Representative & President
	April 2004	Representative Chairman & President
	June 2004	Representative Group CEO & Chairman
	April 2005	Chairman

If Proposed Resolution No. 3 is approved, there will be a total of eight re-elected directors due for payment of retirement bonuses accrued up to the date of the cessation of payment. Their backgrounds are as indicated below.

Name	Background	
Toshiyuki Shinmachi	October 2002	Senior Managing Director
	June 2003	Representative & Executive Vice President
	June 2004	Representative & President
	April 2005	Representative Group CEO & President (Currently serving)
Hidekazu Nishizuka	October 2002	Managing Director
	June 2003	Representative Senior Managing Director
	April 2004	Representative & Executive Vice President
	April 2005	Representative Senior Managing Director (Currently serving)

Name	Background	
Takenori Matsumoto	June 2003 April 2005	Representative Senior Managing Director Managing Director (Currently serving)
Nobuyoshi Sera	October 2002	Senior Vice President (Currently serving)
Fumio Tsuchiya	June 2004	Senior Vice President (Currently serving)
Shunji Kono	October 2002	Senior Vice President (Currently serving)
Ken Moroi	October 2002	Senior Vice President (Currently serving)
Shinobu Shimizu	October 2002	Senior Vice President (Currently serving)

In addition there are five currently serving corporate auditors due for payment of retirement bonuses accrued up to the date of cessation. Their backgrounds are as indicated below.

Name	Background	
Yasunaka Furukawa	October 2Q02	Standing Corporate Auditor (Currently serving)
Toshiyuki Sakai	October 2002	Standing Corporate Auditor (Currently serving)
Shigeo Matsui	October 2002	Standing Corporate Auditor (Currently serving)
Yoshihisa Akiyama	October 2002	Corporate Auditor (Currently serving)
Masao Nishimura	October 2002	Corporate Auditor (Currently serving)

Proposed Resolution No. 5: Revision of the amount of compensation of directors

At the ordinary general meeting of shareholders of Japan Airlines Company, Ltd. and Japan Air System Co., Ltd. held in June 2002 it was resolved that the Company be established, whereupon it was decided that the amount of the compensation of directors would be no more than ¥416 million annually, and that figure has remained unchanged since then.

In consideration of factors such as the reduction in the number of directors, conditional upon the approval without amendment of the revision of the Articles of Incorporation relating to the number of directors in Proposed Resolution No. 2, it is proposed that the amount of the compensation of directors be revised to "no more than ¥312 million annually."

It is also proposed that the amount of the compensation of directors shall, as previously, exclude the amount of the employee salaries due to directors who are concurrently Company employees.

There are currently 10 directors, and if Proposed Resolution No. 3 is approved without amendment, the number of directors will be 10.